   As filed with the Securities and Exchange Commission on November 30, 1999.

                        Registration No. 333-___________

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            ConMat Technologies, Inc.
             (Exact name of registrant as specified in its charter)

           Florida                             3089                        23-2999072
-----------------------------------------------------------------------------------------
(State or Other Jurisdiction of         (Primary Standard               (IRS Employer
   Incorporation or Organizat       Classification Code Number)    Identification Number)

                            ConMat Technologies, Inc.
                        Franklin Avenue and Grant Street
                             Phoenixville, PA 19460
                                 (610) 935-0225

  ----------------------------------------------------------------------------
                          (Address and Telephone Number
  of Registrant's Principal Executive Offices and Principal Place of Business)

                                Paul A. DeJuliis
                      Chairman and Chief Executive Officer
                            ConMat Technologies, Inc.
                        Franklin Avenue and Grant Street
                             Phoenixville, PA 19460

            ---------------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)

                                 with a copy to:
                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                     ---------------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable following the date on which this Registration Statement becomes effective.
                       -----------------------------------

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. |_|
--------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|


                         CALCULATION OF REGISTRATION FEE


==========================================================================================================================
                                                             Proposed Maximum         Proposed Maximum        Amount of
  Title of Each Class of Securities     Amount To Be        Offering Price Per       Aggregate Offering      Registration
          To Be Registered             Registered (1)           Share (2)                Price (2)               Fee
==========================================================================================================================
            Common Stock                3,258,333 (1)              $4.56                 $14,857,998            $4,131
==========================================================================================================================

(1) This registration statement covers shares which may be offered from time to time by selling stockholders, including (i) 1,250,000 shares of common stock issued and outstanding, (ii) 1,386,666 shares of common stock issuable upon conversion of the registrant's Series A convertible preferred stock, (iii) 196,667 shares of common stock issuable upon exercise of warrants, and (iv) 425,000 shares of common stock issuable upon exercise of options.

(2) Based on the average of the high and low sales prices of the registrant's common stock as quoted on the Nasdaq OTC Bulletin Board on November 23, 1999, as estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                            ConMat Technologies, Inc.

                             Up to 3,258,333 Shares
                                 of Common Stock

         The selling stockholders of ConMat Technologies, Inc. listed on page
23 under the caption "Selling Stockholders" may offer and resell up to an aggregate of 3,258,333 shares of our common stock under this prospectus. The number of shares that the selling stockholders may sell includes shares of common stock that they may receive if they convert shares of Series A convertible preferred stock or exercise warrants or options for the purchase of shares of common stock. The number also includes shares of common stock that are currently issued and outstanding. ConMat's common stock is quoted on the Nasdaq OTC Bulletin Board under the symbol "CNMT." On November 23, 1999, the last reported sale price of ConMat's common stock was $5.00 per share.

         The selling stockholders may sell the shares of common stock at any time at any price. We will not receive any proceeds from the resale of these securities. We have agreed to pay the expenses of this offering.

                           -------------------------

         See "Risk Factors" beginning on page 2 of this prospectus for a discussion of certain factors that you should consider before investing.

                           -------------------------

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                           -------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                           -------------------------

                  This prospectus is dated November ____, 1999.

                                TABLE OF CONTENTS
                                                                            Page


SUMMARY  ......................................................................1

FORWARD LOOKING STATEMENTS.....................................................2

RISK FACTORS...................................................................2

USE OF PROCEEDS................................................................6

MARKET FOR COMMON STOCK........................................................6

DIVIDEND POLICY................................................................6

MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................7

CONMAT   .....................................................................12

MANAGEMENT....................................................................18

PRINCIPAL STOCKHOLDERS........................................................20

RELATED PARTY TRANSACTIONS....................................................22

SELLING STOCKHOLDERS..........................................................23

DESCRIPTION OF SECURITIES.....................................................24

PLAN OF DISTRIBUTION..........................................................26

LEGAL MATTERS.................................................................27

EXPERTS  .....................................................................27

WHERE YOU CAN GET MORE INFORMATION............................................27

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................F-1

                                     SUMMARY

This summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand the stock offering fully, you should carefully read this entire prospectus. References in this prospectus to "we," "us," and "our" refer to ConMat Technologies, Inc. and/or Polychem Corporation.

                            ConMat Technologies, Inc.
                        Franklin Avenue and Grant Street
                             Phoenixville, PA 19460
                                 (610) 935-0225

ConMat Technologies, Inc., formerly known as EPL Systems, Inc. and Phoenix Systems, Inc., was incorporated in Florida in 1986. ConMat is not an operating company and does not have significant assets or conduct significant business except through its wholly-owned subsidiary. In December 1998, ConMat acquired Polychem Corporation from The Eastwind Group, Inc. ConMat's strategy is to build a material technology company focused on the development and manufacture of proprietary custom engineered plastics and composite products to industrial end users with a special emphasis on the wastewater treatment marketplace. ConMat's acquisition of Polychem was the first step in executing this strategy. ConMat plans to execute a growth strategy combining internal new product development and corporate acquisitions.

                              Polychem Corporation
                        Franklin Avenue and Grant Street
                             Phoenixville, PA 19460
                                 (610) 935-0225

Polychem is a wholly-owned subsidiary of ConMat. Polychem develops and manufactures custom engineered plastic molded products which are marketed to wastewater treatment plants and other industrial end users.

                                  The Offering

The selling stockholders listed in this prospectus are offering up to 3,258,333 shares of ConMat's common stock at market prices which may vary from time to time.

                                 Use of Proceeds

The offering is on behalf of selling stockholders. ConMat will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders pursuant to this prospectus. If the holders of warrants or options to purchase common stock exercise the warrants or options, the holders will pay an exercise price to ConMat. ConMat will use any proceeds from the exercise of warrants or options for working capital and general corporate purposes.

                                    Dividends

We have never paid a cash dividend on our common stock and do not plan to pay any cash dividends on our common stock in the foreseeable future.

                           Market for the Common Stock

There is a limited market for the common stock, which is quoted on the Nasdaq OTC Bulletin Board under the symbol "CNMT."

                 Important Risks in Owning ConMat's Common Stock

Before you decide to purchase shares of common stock offered pursuant to this prospectus, you should read the "Risk Factors" section of this prospectus beginning on page 2.

                           FORWARD LOOKING STATEMENTS

Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

Important factors that may cause actual results to differ from projections include, for example:

         o general economic conditions, including their impact on capital expenditures;
         o business conditions in the material technology and wastewater treatment industries;
         o        the regulatory environment;
         o        rapidly changing technology and evolving industry standards;
         o        new products and services offered by competitors; and
         o        price pressures.

                                  RISK FACTORS

An investment in ConMat's common stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment.

Our acquisition strategy may be unsuccessful.

Although we continue to devote significant efforts to improving our current operations and profitability, ultimately, the success of our business strategy depends upon the acquisition of complimentary material technology businesses. No assurances can be made that we will be successful in identifying and acquiring such businesses or that any such acquisitions will result in operating profits. In addition, any additional equity financing required in connection with such acquisitions may be dilutive to stockholders, and debt financing may impose additional substantial restrictions on our ability to operate and raise capital. In addition, the negotiation of potential acquisitions may require management to divert their time and resources away from our operations.

We continually evaluate potential acquisition opportunities, particularly those that could be material in size and scope. Acquisitions involve a number of special risks, including:

         o the focus of management's attention to the assimilation of the acquired companies and their employees and on the management of expanding operations;
         o        the incorporation of acquired products into our product line;
         o        the increasing demands on our operational systems;
         o        adverse effects on our reported operating results;
         o        the amortization of acquired intangible assets; and
         o the loss of key employees and the difficulty of presenting a unified corporate image.

We may not be able to obtain adequate financing for working capital and future acquisitions.

We have financed our working capital requirements and capital expenditures primarily through bank debt and cash flow generated from operations. In order to satisfy our existing obligations and support our future growth strategy, we may require additional capital. There can be no assurance that additional capital will be available or that, if available, we can obtain such capital on satisfactory terms. Any additional equity financing may be dilutive to stockholders, and debt financing may impose substantial restrictions on our ability to operate and raise additional funds.

We have a large amount of debt which we may not be able to service and which restricts our activities.

We have a large amount of debt in relation to our assets and our revenues. As of November 17, 1999, our aggregate amount of indebtedness was $5.4 million. We may also incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes, subject to the restrictions in our existing debt instruments. Our existing debt entails significant risks, including the following:

         o It may be difficult for us to satisfy our substantial debt service obligations;
         o Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
         o We will need a substantial portion of our cash flow to pay the principal and interest on our debt, including debt that we may incur in the future;
         o Payments on our debt will reduce the funds that would otherwise be available for our operations and future business opportunities;
         o A substantial decrease in our net operating cash flow could make it difficult for us to meet our debt service requirements and force us to modify our operations;
         o We may be more highly leveraged than our competitors, which may place us at a competitive disadvantage; and
         o We may be more generally vulnerable to a downturn in our business or the economy generally.

If we are unable to service our debt or obtain additional financing, as needed, our business and financial condition would be materially adversely affected. Our ability to satisfy our debt obligations will depend upon our future financial and operating performance as well as the availability of revolving credit borrowings under our credit facility, which is dependent on, among other things, our compliance with covenants and specified borrowing base prerequisites.

If we cannot service our debt, we will be forced to take actions such as reducing or delaying acquisitions or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We cannot assure you that any of these remedies can be effected on satisfactory terms, if at all.

Restrictive debt covenants in our loan instruments restrict our activities.

Our loan instruments restrict, among other things, our ability to:

         o        incur additional debt;
         o        pay dividends;
         o        redeem capital stock;
         o        create liens, dispose of assets, engage in mergers; and
         o        make contributions, loans or advances.

We are controlled by a small group of stockholders.

Our common stock is held by a small group of stockholders. Therefore, our public stockholders may not have the power to elect ConMat's directors and direct the policies of ConMat.

There is a limited public market for our common stock.

There is no established active public trading market for our common stock. Our common stock is traded in the over-the-counter market and "bid" and "asked" quotations regularly appear on the Nasdaq OTC Bulletin Board under the symbol "CNMT". As of November 23, 1999, the last reported sale price of ConMat's common stock was $5.00, and there were 10 firms listed as market makers for our common stock. There can be no assurance that our common stock will trade at prices at or about its present level, and an inactive or illiquid trading market may have an adverse impact on the market price. Moreover, price fluctuations and the trading volume in our common stock may not necessarily be dependent upon or reflective of our financial performance.

Holders of our common stock may experience substantial difficulty in selling their securities. The trading price of our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in the analysts' estimates, announcements of technological innovations, general industry conditions.

The public sale of shares eligible for future sale may adversely affect the price of our common stock.

The 3,258,333 shares of common stock offered pursuant to this prospectus were subject to resale restrictions, but are now registered for public sale by the selling stockholders. Future sales of shares by current stockholders, including the selling stockholders, could cause the market price of our common stock to decline.

If we do not adapt to technological advances in our industry as quicky as our competitors, our operating results and financial condition could be adversely affected.

We compete in markets and industries that require sophisticated manufacturing systems and other advanced technology to deliver state-of-the-art products. These systems and technologies will have to be refined and updated as the underlying technologies advance. We cannot assure you that, as systems and technologies become outdated, we will be able to replace them, to replace them as quickly as our competitors or to develop and market new and better products in the future. Higher overhead and manufacturing costs due to a failure to update and improve processes could limit our competitive position. In addition, failure to make technological advances could adversely affect our ability to successfully market custom engineered plastics and composite products.

Concentration of order backlog in a single project could expose us to operating losses and cash flow problems.

From time to time we have a significant percentage of our order backlog concentrated in a single project. If construction or payment for shipped materials is delayed on such a significant project, we could be exposed to operating losses and restrictive cash flow problems. This could also hamper our ability to pursue new business opportunities or result in credit shortages.

We are subject to risks related to our international operations.

We anticipate that international sales will increasingly account for a significant portion our net sales and revenue. We intend to expand our export sales to markets in Asia, Europe, South America and the Middle East and to enter additional countries in these international markets which may require significant management attention and financial resources. Our operating results will be increasingly subject to risks related to international sales, including:

         o        regulatory requirements;
         o        political and economic changes and disruptions;
         o        transportation delays;
         o        national preferences for locally manufactured products; and
         o import duties or other taxes which may affect the prices of our products in other countries relative to competitors.

We do not have firm contracts with plastic resin suppliers and our operating results may be adversely affected by shortages or price increases.

Our operations are dependent on adequate supplies of plastic resins. We source plastic resin primarily from major industry suppliers, such as BASF and ALM Industries. We have long-standing relationships with some of these suppliers but have not entered into a firm supply contract with any of our resin vendors. We may not be able to obtain plastic resins in adequate supply or at an acceptable cost in the event of an industry-wide general shortage of resins, or a shortage or discontinuation of certain types of grades of resin purchased from one or more of our suppliers.

In addition, plastic resins are subject to cyclical price fluctuations, including those arising from supply shortages and changes in the prices of natural gas, crude oil and other petrochemical intermediates from which resins are produced. An increase in resin prices may have a material adverse effect on our financial condition and results of operations.

Industry consolidation may result in pricing pressures or our exclusion from bidding on larger projects, which could have an adverse affect on our operating results.

Major corporations with an international presence continue to consolidate products and services within the wastewater treatment industry on a global basis. This trend may result in more single source bidding for large scale new wastewater treatment construction and may result in pricing pressures for our core products or our exclusion from larger projects. In response to this trend, we intend to expand our product offerings to the wastewater treatment industry through acquisitions of or joint ventures with smaller companies offering complimentary products and to develop or acquire product lines serving industries other than wastewater treatment. However, no assurances can be made that we will be successful in these pursuits.

Privatization of municipal wastewater treatment plants may limit our ability to bid on projects.

Until recently most wastewater facilities were owned and operated by the municipal governments. As a result of a drop in federal funding, municipalities are beginning to consider private management or ownership as a financially attractive alternative. Consequently, some large international corporations are becoming more involved in ownership or management. Such arrangements could impact the exclusive supplier relationships with our competitors thereby precluding us from bidding on projects. We are in discussions with a number of these management companies in an attempt to become an exclusive supplier. However, there can be no assurance that Polychem will be successful in establishing such relationships.

The markets in which Polychem competes are highly competitive.

Experienced competition exists in each of Polychem's major markets, and many of Polychem's competitors maintain good working relationships with their customers, produce quality products and have access to significantly greater financial resources. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully enhance our products or develop new products which are demanded by the industry.

Our operations and properties may expose us to material costs or liabilities related to environmental regulations.

Our operations and properties are subject to a wide variety of federal, state and local laws and regulations, including those governing the use, storage and handling, generation, treatment, emission, remediation of contaminated soil and ground water, and the health and safety of employees. There is no assurance that our operations or properties will comply with applicable regulations. As such, our operations and properties expose us to the risk of claims with respect to such matters and we may incur material costs or liabilities in connection with such claims.

Any Year 2000 disruptions could adversely affect our financial condition and results of operations.

Many computer software systems, as well as some hardware and equipment utilizing date-sensitive data, were designed to use two-digit date fields. Consequently, these systems, hardware and equipment will not be able to recognize dates properly beyond the year 1999. If we are unable to complete on a timely and cost-efficient basis the remediation or replacement of critical systems or equipment not yet in compliance, or develop alternative procedures, or if our major suppliers, financial institutions or others with whom we conduct business are unsuccessful in implementing timely solutions, Year 2000 disruptions could have a material adverse effect on our financial condition and results of operations. This adverse effect could result in interruptions in our ability to manufacture products, process and ship orders and properly bill and collect accounts receivable.

                                 USE OF PROCEEDS

ConMat will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders pursuant to this prospectus. If the holders of warrants or options to purchase common stock exercise the warrants or options, the holders will pay an exercise price to ConMat. ConMat will use any proceeds from the exercise of warrants or options for working capital and general corporate purposes.

                             MARKET FOR COMMON STOCK

The common stock of ConMat is quoted on the Nasdaq OTC Bulletin Board under the symbol "CNMT" and began trading December 21, 1998. The following table shows quarterly low and high bid information for the common stock from inception through November 23, 1999:


                  1999                      Low Bid               High Bid
                  ----                      -------               --------

                  Fourth Quarter (1)         $4.00              $4.125
                  Third Quarter               5.00               2.25
                  Second Quarter              3.00               3.00
                  First Quarter               1.63               4.00

                  1998

                  Fourth Quarter (2)          1.50               2.125

----------
(1)      Through and including November 23, 1999.
(2)      Commencing December 21, 1998.

Market quotations reflect inter-dealer prices, without retail markups, markdown or commissions and may not necessarily reflect actual transactions. As of November 23, 1999, there were 2,250,000 shares of common stock outstanding held by approximately 14 holders of record.

                                 DIVIDEND POLICY

We have never paid a cash dividend on our common stock and do not plan to pay any cash dividends on our common stock in the foreseeable future.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      Background and Basis of Presentation

On December 8, 1998, ConMat, a non-operating company with immaterial net assets, acquired 100% of the outstanding common stock of Polychem from Eastwind. The acquisition resulted in the owners and management of Polychem having effective operating control of the combined entity.

The acquisition has been accounted for as a capital transaction in substance, rather than a business combination. The acquisition is equivalent to the issuance of stock by Polychem for the net monetary assets of ConMat, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse acquisition accounting, the post reverse-acquisition comparative historical financial statements of the "legal acquirer" (ConMat), are those of the "legal acquiree" (Polychem).

Accordingly, the consolidated financial statements of ConMat included in this prospectus are the historical financial statements of Polychem for the same periods adjusted for the following transactions contained in the Share Exchange Agreement executed at consummation of the acquisition. The basic structure and terms of the acquisition, together with the applicable accounting effects, were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat (which Eastwind transferred to The Eastwind Group, Inc. Shareholder Trust) and (ii) 1,333,333 shares of newly issued cumulative, 2% Series A convertible preferred stock of ConMat. The common stock and Series A convertible preferred stock exchanged, in addition to the existing ConMat shares outstanding, collectively resulted in the recapitalization of Polychem. Earnings per share calculations include Polychem's change in capital structure for all periods presented.

         o    ConMat assumed and discharged the following liabilities of
              Eastwind: (i) $160,000 owed to Paul A. DeJuliis, Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance to Mr. DeJuliis of 53,333 shares of Series A convertible preferred stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P. discharged by the issuance to Mentor Special Situation Fund, L.P. of 166,667 shares of newly issued Series B preferred stock of ConMat and warrants to purchase 166,667 shares of common stock. In addition, Mentor Management Company exchanged warrants to purchase 30,000 shares of Eastwind common stock for warrants to purchase 30,000 shares of ConMat common stock.

         o Prior to the acquisition, Eastwind had caused Polychem to distribute to Eastwind approximately $940,000. As part of the acquisition, Eastwind agreed to repay these distributions with interest, or forego a portion of the Series A preferred stock issued to it as an adjustment to the purchase price. To reflect this agreement, Eastwind issued to Polychem a promissory note in the amount of $940,000, secured by the pledge of 313,333 shares of Series A convertible preferred stock. This note accrued interest at 8% per year and principal and interest were due and payable November 30, 2000. Eastwind defaulted under the terms of the note as a result of a default by Eastwind on a guarantee of an unrelated debt obligation and as a result of a material adverse change in Eastwind's financial condition. Following such default, ConMat sought to foreclose on the pledged shares. Pursuant to a Settlement Agreement dated June 29, 1999, Eastwind transferred the pledged shares to Polychem in exchange for cancellation of the note. The amounts previously paid to Eastwind have been accounted for as distributions by Polychem to Eastwind in the form of dividends. For financial accounting purposes, the return of the pledges shares was treated as a reduction in the number of shares of Series A convertible preferred stock issued to Eastwind in connection with the acquisition of Polychem and in the number of Series A preferred stock outstanding.

         o In connection with the acquisition, ConMat assumed certain liabilities of Eastwind. Such liabilities are considered to be "contributed" to Polychem by Eastwind upon consummation of the acquisition resulting in a reduction of Polychem's stockholders equity. ConMat's securities issued in connection with the acquisition to satisfy these liabilities are recorded at the amounts of the related liabilities relieved.

                              Results of Operations

Nine Month Periods Ended September 30, 1999 and September 30, 1998

The following table sets forth certain statement of operation items as a percentage of net sales for the period indicated:

                                                     Nine Months Ended Sept 30

                                                       1999            1998
                                                       ----            ----

Net Sales...........................                  100.0%          100.0%
Cost of Goods Sold.................                    70.9            74.7
Gross Profit...........................                29.1            25.3
Selling and Administrative...........                  20.2            23.8
Interest Expense....................                    4.4             4.8
Other Expense......................                     0.5             3.4
Income Tax.........................                     1.3              -
                                                      -----           -----
Income (Loss)......................                     2.5            (6.7)
                                                      =====           =====


Total revenues increased by $1,878,000 or 27% to $8,798,000 for the nine months ended September 30, 1999 from $6,920,000 for the nine months ended September 30, 1998. This increase is attributable to Polychem's efforts to increase market penetration internationally where it has previously done business as well as increased volume from the domestic market. During the nine months ended September 30, 1999, Polychem realized revenues in excess of $500,000 from international markets in which it had previously never consummated sales. This included $400,000 in South America, primarily Columbia, and over $100,000 in the Middle East, including Egypt and Dubai. Additionally, Polychem realized increased domestic revenues, primarily out of the West and Southwestern regions of the United States where there has been increased spending on water treatment projects and where Polychem has a strong marketing presence.

Gross profit increased by $809,000 or 46.3% to $2,557,000 for the nine months ended September 30, 1999 from $1,748,000 for the comparable period in the prior year. Gross profit increased as a percentage of sales to 29.1% for the nine months ended September 30, 1999 from 25.3% for the comparable period in the prior year. These increases are a result of increased utilization of existing plant capacity as the result of which increased production did not require substantial increases in manufacturing costs, as well as the ongoing effect of several cost saving measures implemented by management. These measures include improved productivity as a result of mechanization through new equipment purchases. This increase in productivity allows Polychem to maintain the same level of production with lower direct labor costs (wages expended on skilled and unskilled workers that are allocated directly to a particular unit). While difficult to quantify, improved productivity arising from the purchase of new automated machinery should yield approximately $100,000 to $150,000 in annual cost savings. Further, Polychem has internalized previously outsourced production resulting in lower material costs. Management estimates cost savings of $50,000 to $100,000 annually from this reduced outsourcing.

Selling and administrative expenses increased by $123,000, or 7.4% to $1,775,000 for the nine months ended September 30, 1999 from $1,652,000 for the comparable period in the prior year. This increase reflects one-time charges of $88,000 related to the Polychem acquisition. As a percentage of revenues, however, selling and administrative expenses decreased to 20.2% for the nine months ended September 30, 1999 from 23.8% of total revenues for the comparable period in the prior year. Management is closely monitoring selling and administrative expenses and expects such expenses to decrease as a percentage of sales in future periods due to anticipated increased revenues. Management anticipates increased revenues as Polychem realizes the benefits from expenditures made in late 1997 and early 1998 in an effort to increase Polychem's global sales focus, including the hiring of additional sales personnel. As the efforts of Polychem's global sales force progress, Polychem anticipates increased revenues without significant increases in selling and administrative expenses. This is reflected in the decrease in selling and administrative expenses as a percentage of revenues experienced during the nine months ended September 30, 1999.

Interest expense for the nine months ended September 30, 1999 increased $45,000 or 13.2%, to $385,000 from $340,000 for the comparable period in the prior year. This higher cost reflects ConMat's increased borrowing on its working capital line to finance increased receivables and inventory arising from increased volume. Interest costs as a percentage of total revenues declined to 4.4% in the nine months ended September 30, 1999 compared to 4.8% in the comparable period in the prior year.

Fiscal Years Ended January 2, 1999 and January 3, 1998

The following table sets forth statement of operations items as a percentage of total net sales for the periods indicated:

                                                     Fiscal Years Ended
                                                     ------------------
                                              January 2, 1999    January 3, 1998
                                              ---------------    ---------------

         Net Sales                                100.0%             100.0%
         Cost of Goods Sold                       73.7                75.4
         Gross Profit                             26.3                24.6
         Selling and Administrative               22.7                17.5
         Interest Expense                          6.7                 3.4
         Other Expense                             3.2                 4.2
                                              --------             -------
         Income (Loss)                            (6.3)               (0.5)
                                              ========             =======

Total revenues decreased by $3,060,000, or 25%, to $9,070,000 for the fiscal year ended January 2, 1999 from $12,130,000 for the fiscal year ended January 3, 1998. This decline is attributable in large measure to delays in processing $3.0 million in contracts in the United States, which were not realized in 1998. The domestic projects came back on line in 1999 and are part of Polychem's current backlog. In addition, an anticipated increase in Asian revenues did not occur as the result of a severe liquidity crisis in the region which made funding of projects very difficult. As a result of this liquidity crisis, approximately 30 projects worth approximately $15 million on which Polychem had open quotes were delayed. Polychem products are specified in approximately $4 million of such projects. ConMat believes, however, that a substantial portion of these projects will ultimately be awarded due to their environmental significance. While management had expected an increase in revenues derived from activities in Asia of approximately $4 million, such revenues increased $300,000 to $1.4 million during the twelve month period ended January 2, 1999, compared to $1.1 million in the twelve month period ended January 3, 1998. ConMat has reduced its reliance on Asia by shifting its sales focus to projects in other parts of the world where project start dates are more certain due to better economic stability. As a result of the problems in Asia, Polychem's international sales force began emphasizing areas of the world where Polychem had not previously made any sales. These areas included the Middle East, Mediterranean, South America and parts of Eastern and Western Europe. In each of these areas there was greater certainty with respect to a project start date because of the ability of organizations to obtain the necessary funding for these projects. As a result, ConMat ended the twelve month period ended January 2, 1999 with a booked order backlog (confirmed orders with specific shipping dates) of $5,400,000, or an increase of 135% over the $2,300,000 backlog at the end of the prior annual period.

Gross profit decreased by $604,000, or 20%, to $2,384,000 for the twelve month period ended January 2, 1999 from $2,988,000 for the prior annual period as a result of the decrease in total revenues. Gross profit increased as a percentage of sales to 26.3% for the twelve month period ended January 2, 1999 from 24.6% for the prior annual period. The percentage increase reflects a combination of several cost saving measures implemented by management which are expected to have increased benefits in the future as costs increase more slowly than revenues. While difficult to quantify, improved productivity arising from the purchase of new automated machinery should yield approximately $100,000 to $150,000 in annual cost reductions. Further, the internalization of formerly outsourced production should yield estimated cost savings of $50,000 to 100,000 annually. Reduced outsourcing results in fewer outside purchases of finished products and accompanying cost savings due to the lower cost of converting raw materials versus the cost of purchasing finished products. Management expects gross profits to increase in the near term reflecting an improved mix of more profitable international versus domestic sales, lower material costs, and continued improvements in production efficiencies.

Selling and administrative expenses decreased by $64,000, or 3.0%, to $2,055,000 for the twelve month period ended January 2, 1999 from $2,119,000 for the prior annual period. As a percentage of revenues, selling and administrative expenses increased to 22.7% for the twelve month period ended January 2, 1999 from 17.5% for the prior annual period. The level of selling and administrative expenses during the twelve month period ended January 2, 1999 reflects costs associated with the penetration of new markets around the world and the moderation of Polychem's reliance on Asian markets for new revenues.

Interest expense for the twelve month period ended January 2, 1999 includes a one-time charge of $143,000 relating to deferred financing costs associated with the September 1998 refinancing. Excluding this one-time charge, interest expense increased $61,000, or 15%, to $467,000 for the twelve month period ended January 2, 1999 from $406,000 for the prior annual period. Increased average borrowings as a result of the aforementioned refinancing were the primary reason for the increase. Management expects future interest costs to remain fairly stable.

For the twelve month period ended January 2, 1999, ConMat experienced a loss of $575,000, which included corporate charges from Polychem's former parent company of $480,000. The corporate charges represent assessments to provide for the parent company's corporate overhead expenses, including legal and accounting costs, regulatory compliance costs, insurance costs, administrative overhead as well as other unforeseen costs. For the prior annual period, ConMat realized a net loss of $64,000, which included corporate charges from Polychem's former parent company of $640,000. ConMat anticipates that its corporate overhead expenses will be approximately $350,000 per year. The larger loss experienced in the twelve month period ended January 2, 1999 reflects, as described above, a significant decrease in revenues which was not offset by a comparable decrease in manufacturing costs.


                         Liquidity and Capital Resources

ConMat's primary source of working capital is a credit facility of up to $5 million, subject to a lending formula limit, secured by Polychem's assets with borrowings limited to a percent of eligible receivables and inventory. At January 2, 1999, ConMat was not in compliance with certain financial covenants associated with the General Electric Capital Corporation facility. These instances of noncompliance were waived by General Electric Capital Corporation. By the end of the first quarter of 1999, ConMat was back in compliance with such financial covenants and anticipates continued compliance moving forward. However, there can be no assurance that ConMat will remain in compliance or that General Electric Capital Corporation will continue to waive any noncompliance. As of November 17, 1999, the maximum borrowing amount was $2,256,000 and the outstanding balance was $2,101,000. See "ConMat -Polychem- Debt and Encumbrances." Management believes that ConMat has sufficient assets, equipment and facility to attain and absorb forecasted growth in revenues. ConMat has no commitments for significant capital expenditures in the foreseeable future. Management believes that ConMat's cash and capital resources, together with cash flow from operations, will be sufficient to finance current and forecasted operations including its capital spending and research and development needs. ConMat is, however, actively seeking potential strategic acquisitions and, depending on the size and terms of any such acquisitions, additional financing, including equity infusions, may be required.

At September 30, 1999, ConMat had significant net operating loss carryforwards which expire in periods up to 2018. ConMat has recorded a valuation allowance to reflect a net deferred tax asset that management believes is realizable in future tax years from income from operations. Management's expectations with respect to the realization of the net deferred tax asset are based on the realization of a net profit for the nine month period ended September 30, 1999, the current operation of ConMat above its break-even point and Polychem's significant booked order backlog. However, no assurances can be given that ConMat will generate sufficient profits to utilize the net operating loss carry forwards. If ConMat is unable to realize the net deferred tax asset, it will be charged off as an expense and removed as an asset from ConMat's consolidated balance sheet.

Nine Month Period Ended September 30, 1999

ConMat realized a profit of $220,000 and a net cash surplus of $26,000 for the nine months ended September 30, 1999. For the comparable period in the prior year, ConMat experienced a loss of $464,000 and a net cash surplus of $186,000. The improved profitability is a direct result of increased revenues. At the current level of revenues, ConMat is operating above its break-even point. The decrease in net cash realized is the result of both a large increase in accounts receivable resulting from increased volume and a single receivable of approximately $1.3 million for which payment has been delayed by ninety days. ConMat expects to collect a material portion of this receivable by year-end.

During the nine months ended September 30, 1999, ConMat realized net cash from all sources of $26,000. During the same period, ConMat saw an increase in operating capital requirements of $1,116,000. This increased requirement was generated primarily from an increase in accounts receivable of $1,849,000 resulting from increased revenues and delay in payment of a single $1.3 million receivable. This increase in accounts receivable was offset by an increase in accounts payable of $245,000. ConMat's operating capital needs for the nine months ended September 30, 1999 was sufficiently financed by its current credit facility. Cash flow from investing activities included expenditures for new equipment of $40,000. Financing activities included proceeds from the mortgage financing of 1,880,000 with a corresponding repayment of principal on outstanding debt of $1,248,000. ConMat had net borrowings of $764,000 reflecting primarily draws on its working capital line to fund its working capital requirements.

On August 25, 1999, Polychem received a $1.88 million term loan from the Public School Employes' Retirement Board, secured by a mortgage on Polychem's Phoenixville, Pennsylvania facility. $813,000 of the net proceeds from the loan was applied to reduce the outstanding balance of the General Electric Capital Corporation term loan and the remaining $996,000 of net proceeds was applied to reduce the outstanding balance of the General Electric Capital Corporation revolving line of credit.

Fiscal Years Ended January 2, 1999 and January 3, 1998

Despite incurring a loss for the twelve month period ended January 2, 1999, ConMat realized net cash from operating activities of $462,000 related primarily to a decrease in accounts receivable of $902,000, a reduction in prepaid expenses of $80,000 and non-cash charges for depreciation and amortization of $313,000. These inflows were reduced by an increase in deferred finance costs of $167,000 and combined decreases in accounts payable and accrued expense of $51,000. Accounts receivable decreased 26% from the twelve month period ended January 3, 1998, to $2.6 million from $3.5 million, reflecting normal collections during the period and a lower ending receivables balance reflecting the 25% decrease in revenues from the twelve month period ended January 3, 1998. Cash flow from investing activities included expenditures for new equipment of $177,000. Financing activities used net cash of $330,000, primarily reflecting net borrowings arising from a financing of $123,000, a capital distribution to the former parent of $250,000 and recapitalization costs in connection with the acquisition of Polychem of $173,000.

For the twelve month period ended January 3, 1998, ConMat realized cash from operating activities of $422,000 related primarily to decreases in accounts receivable of $467,000 and inventory of $434,000, plus increases in accounts payable of $188,000 and non-cash charges for depreciation and amortization of $233,000. These inflows were reduced by decreases in accrued liabilities of $446,000 and deferred revenues of $92,000. Cash flow from investing activities included purchases of new equipment for $126,000. Net cash of $284,000 used in financing activities reflects the excess of net borrowings under the line of credit above scheduled principal repayments of the term debt, less repayment of $360,000 on subordinated notes and dividends to the former parent of $768,000.

                              Year 2000 Compliance

Changing from the year 1999 to 2000 has the potential to cause problems in data processing and other date-sensitive systems. The Year 2000 date change can affect any system that uses computer software programs or computer chips, including automated equipment and machinery. The Year 2000 problem is the result of computer programs using two digits rather than four to define the year. Any of Polychem's programs that are time sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. At Polychem, computer systems are used to run all administrative and key design and manufacturing functions. Computer software and computer chips also are used to run security systems, communications networks and other essential equipment. Because of its reliance on these systems, Polychem is following a process to assure that such systems are ready for the Year 2000 date change.

In June 1998, Polychem entered into an agreement with IBM Corporation and IBM's authorized software licensee for systems, CNA Systems, Incorporated. Polychem entered into the agreement, in part, to initiate a Year 2000 plan to ensure that Polychem's existing information systems were Year 2000 compliant. In connection with the agreement, Polychem has upgraded its computer system from an IBM System 36 AS/400 and has purchased new software applications relating to sales and marketing, manufacturing, financial management, materials management, quality control and management information support systems.

During the fourth quarter of 1998, Polychem commenced the editing and reprogramming of its existing databases. During the first quarter of 1999, Polychem commenced testing of inter-modular software applications, using the revised databases. Polychem is currently running parallel with this system and will complete its Year 2000 preparation by December 1, 1999. In connection with the foregoing, Polychem has completed its assessment of which systems and equipment are most prone to placing Polychem at risk if they are not Year 2000 compliant (i.e., mission critical systems).

Significant vendors have been requested to advise Polychem in writing of their Year 2000 readiness, including actions to become compliant if they are not already compliant. Vendors who provide significant technology-related services to Polychem have modified their system to become Year 2000 compliant. The monitoring of certain vendors will continue into the remainder of 1999.

Polychem has completed contingency plan for how Polychem would resume business if unanticipated problems arise from non-performance by vendors.

Polychem spent $125,000 during the year ending December 31, 1998 and $45,000 during the nine months ended September 30, 1999, relating to costs incurred as a result of its Year 2000 Plan. Polychem anticipates incurring approximately $10,000 in additional costs related to the implementation of the Year 2000 plan. Management presently believes the Year 2000 issue will not pose significant operating problems for Polychem. However, if implementation and testing plans are not completed in a satisfactory and timely manner by Polychem or third parties on which Polychem is dependent, or other unforeseen problems arise, the Year 2000 issue could potentially have an adverse effect on the operations of Polychem.

                                     CONMAT

General

ConMat Technologies, Inc., formerly known as EPL Systems, Inc. and Phoenix Systems, Inc., was incorporated in Florida in 1986. ConMat is not an operating company and does not have significant assets or conduct significant business except through its wholly-owned subsidiary. In December 1998, ConMat acquired 100% of the common stock of Polychem Corporation from The Eastwind Group, Inc. ConMat's strategy is to build a material technology company focused on the development and manufacture of proprietary custom engineered plastics and composite products to industrial end users with a special emphasis on the wastewater treatment marketplace. ConMat's acquisition of Polychem was the first step in executing this strategy. ConMat plans to execute a growth strategy combining internal new product development and corporate acquisitions. The principal executive offices of ConMat are located at Franklin Avenue and Grant Street, Phoenixville, PA 19460. The telephone number is (610) 935-0225.

As of November 17, 1999, ConMat and Polychem had a total of 77 full-time employees.

Acquisition of Polychem

On December 8, 1998, ConMat acquired 100% of the common stock of Polychem from Eastwind. The basic structure and terms of the transaction were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat and (ii) 1,333,333 shares of newly issued Series A convertible preferred stock of ConMat. Eastwind subsequently transferred the 1,000,000 shares of common stock to The Eastwind Group, Inc. Shareholder Trust, a trust for the benefit of Eastwind's shareholders in which Eastwind has no interest.

         o        ConMat assumed and discharged the following liabilities of
                  Eastwind: (i) $160,000 owed to Paul A. DeJuliis, Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance to Mr. DeJuliis of 53,333 shares of Series A convertible preferred stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P., discharged by the issuance to Mentor Special Situation Fund, L.P. of 166,667 shares of newly issued Series B preferred stock of ConMat and warrants to purchase 166,667 shares of common stock. In addition, Mentor Management Company exchanged warrants to purchase 30,000 shares of Eastwind common stock for warrants to purchase 30,000 shares of ConMat common stock.

         o Prior to the acquisition, Eastwind had caused Polychem to distribute to Eastwind approximately $940,000. As part of the acquisition, Eastwind agreed to repay these distributions with interest, or forego a portion of the Series A preferred stock issued to it as an adjustment to the purchase price. To reflect this agreement, Eastwind issued to Polychem a promissory note in the amount of $940,000, secured by the pledge of 313,333 shares of Series A convertible preferred stock. This note accrued interest at 8% per year and principal and interest were due and payable November 30, 2000. Eastwind defaulted under the terms of the note as a result of a default by Eastwind on a guarantee of an unrelated debt obligation and as a result of a material adverse change in Eastwind's financial condition. Following such default, ConMat sought to foreclose on the pledged shares. Pursuant to a Settlement Agreement dated June 29, 1999, Eastwind transferred the pledged shares to Polychem in exchange for cancellation of the note. The amounts previously paid to Eastwind have been accounted for as distributions by Polychem to Eastwind in the form of dividends. For financial accounting purposes, the return of the pledged shares was treated as a reduction in the number of shares of Series A convertible preferred stock issued to Eastwind in connection with the acquisition of Polychem and in the number of Series A convertible preferred stock outstanding.

In compliance with applicable state law, the transaction was approved by the Board of Directors and stockholders of ConMat and the Board of Directors of Eastwind. In addition, General Electric Capital Corporation approved the transaction as required by the terms of a Loan and Security Agreement between Polychem and General Electric Capital Corporation.


Polychem

General. Polychem is a wholly-owned subsidiary of ConMat. Polychem was originally formed in February 1995 by its former owner for the purpose of acquiring substantially all of the assets and business of The Polychem Division of The Budd Company. Polychem, which has been in business since 1955, develops and manufactures custom engineered plastic molded products which are marketed primarily to wastewater treatment plants, as well as to other industrial users.

Products. Polychem engineers and produces an extensive line of plastic molded products that are used in a variety of industrial markets. Polychem's typical products include, among others, complete non-metallic rectangular clarifier component systems for water and wastewater treatment operations. Polychem's clarifier component systems are primarily used for the removal of sediment and solids from wastewater. The clarifier systems are, in effect, settling tanks through which water passes, allowing suspended solids to settle. These systems are comprised of non-metallic chain, sprockets, stub shafts, wear shoes and other products fabricated to customer specifications. Polychem also produces:

         o cast nylon elevator buckets for handling foundry sand, aggregate and glass cullet. These buckets are secured to elevators and used to convey raw materials to their point of use in the manufacture of steel, glass and other products.

         o phenolic sprockets and pulleys used with blade belts in the cutting housing for agricultural equipment and for securing electrical cables for mining equipment.

         o        celeron bearings for the rolling machinery in steel mills.

         o        extruded thermoset air conditioning ducts for aircraft.

         o molded conveyor chains and accessories for conveying cans, bottles and other packaged materials during production, water and wastewater treatment and other material handling industries.

Most of the nylon buckets, steel mill bearings and table-top conveyor chains are sold as off-the-shelf items to steel mills and distributors. The majority of the balance of Polychem's products are produced for use in a complete system of wastewater treatment clarifier equipment that Polychem sells to its customers. Such a complete system is usually built to customer specifications and sold under an order selected from competitive bids. The "reaction injection molded" nylon products and the injected molded products account for between 80% and 90% of Polychem's sales; compression molded products comprise the balance of the business. The average life expectancy of Polychem's typical products is ten years. The cost of Polychem's systems varies based on the scope of the system and the end user modifications required. The cost of a system generally ranges from $20,000 to $45,000. In addition to its existing products, Polychem continues to explore new product applications. Polychem currently has one product designed for use in the automotive industry entering the test market phase and two wastewater treatment products in the feasibility study stage.

Wastewater treatment plants are primarily used to clean sewage and return water to general public use. Wastewater treatment plants are generally owned by municipalities or water authorities. There are over 15,000 wastewater treatment plants in the United States. Polychem estimates that globally there are 30,000 to 50,000 plants. In the United States, an estimated $22 billion is spent on wastewater treatment plants annually, while an estimated $83 billion is spent annually on a global basis.

Polychem provides quotes to contractors for components for approximately 400 wastewater treatment projects each year. Project contracts typically are awarded on a competitive bid basis. In some cases, the municipality or its engineer determines, based on price, reliability, system flexibility or other factors, that certain components must come from a specific manufacturer. If Polychem products are so required, the successful bidder has to buy the specified components from Polychem. In most cases a particular manufacturer is not specified, and the successful bid is selected on such factors as price, system adaptability and reputation. Historically, Polychem products are used in approximately 25% of the projects for which Polychem provides quotes. Polychem does not bid directly for new projects, but rather supplies its products to a contracting engineer, who in turn bids for new projects. Polychem bids directly for replacement products. Of the approximately 400 bids submitted annually, approximately 60% are for replacement parts and 40% are new projects. New projects account for approximately 75% of Polychem's revenues.

Manufacturing Processes. Polychem's plant is equipped and organized to accommodate the manufacturing cycle through which raw materials are converted into finished product. Raw materials are stored in tanks inside and outside the facility. The manufacturing cycle begins with the mixing of raw materials, which are then sent to the Molding Department. In the Molding Department, products are molded in batches by one of the following three processes:

         o "Reaction injection molded" molding, which produces nylon buckets, stub shafts, and sprockets. In "reaction injection molded" molding, a compound containing a catalyst and a compound containing a promoter are mixed in the mold where a reaction takes place; the combination and percentage of base chemicals and additives determine the properties of the final product;

         o Compression molding, which produces phenolic steel mill bearings, timing gears, timing pulleys and other molded products. In the compression molding process, phenolic macerate or phenolic laminate is placed in heated molds (approximately 325 degrees) and cured for a specific period of time at pressures up to 3000 PSI; and

         o Injection molding, which produces engineered resin parts used for wastewater drives, collector chains and tabletop conveyor chains. In injection molding, engineered plastic materials are melted and injected into the mold at a controlled temperature and rate. Once in the mold, the plastic is cooled to a shape reflecting the cavity.

Products are then sent to the Fabricating Department for machining and assembly. Polychem's plant operates on a three-shift basis. Most of the employees have been trained to operate all of the various equipment in their departments, which gives Polychem additional flexibility in scheduling personnel to meet production needs as they arise.

Marketing and Customers. Polychem was originally a manufacturer of a complete line of industrial laminates, automotive timing gears, vulcanized fibre and teflon and silicon tape. In the early 1980's, Polychem identified the wastewater treatment industry as a potential market and began to shift its focus to manufacturing products designed for such market. By 1992, wastewater products became Polychem's dominant revenue producer and presently the revenues from wastewater products comprise 85% of Polychem's annual sales volume. The wastewater treatment market is global in nature, and Polychem presently sells products internationally in Western Europe, Asia and South America and is expanding into Eastern Europe, the Middle East and Africa.

In addition to non-metallic clarifier component systems for wastewater treatment, Polychem markets its traditional products (such as plastic chain, compression molded phenolic and injection molded plastic components, "reaction injection molded"-processed nylon buckets, phenolic bearings and corrugated fibre products) to the food processing, electronics, steel, automotive, chemical, printing, aerospace, and consumer products industries, among others.

Polychem markets its plastic chain, cast nylon buckets, steel mill bearings and compression molded phenolics primarily through distributors. The balance of its products, including its wastewater treatment component systems, are sold primarily through Polychem's internal sales force, which consists of approximately ten employees. Domestic distributors are paid a percentage of sales ranging from 5% to 15%. Internationally, distributors are compensated on a buy and sell arrangement. In effect, Polychem sells to the distributor who, in turns, resells to the ultimate buyer. The distributor earns the difference between its purchase price and the sales price to the buyer. Polychem's internal sales force receives a base salary and a bonus based on their individual and ConMat's overall performance. In its most recent fiscal year,

Polychem's sales force generated 62.7% of its annual sales revenue, international distributors accounted for 15.8% and domestic distributors accounted for 21.6%. Domestic revenues were approximately 71.4% and international revenues were approximately 28.6% in that fiscal year.

Competition and Strategy. Polychem's competition tends to be fragmented. Many other companies, domestically and internationally, produce one or more products similar to one or more of Polychem's products. Experienced competition exists in each of Polychem's major markets and many of Polychem's competitors enjoy excellent working relationships with their customers, produce a variety of quality products and have access to significant resources. Such resources, including capital, labor and product support, can result in faster response time and cheaper prices. These factors, along with product characteristics, reliability, servicing, and pricing form the major competitive factors in Polychem's markets.

Polychem believes that it has four significant competitors in the area of non-metallic rectangular wastewater clarifier systems, of which it considers Envirex to be the most significant. Polychem believes that it and Envirex each possess approximately 35% of this market. However, while Polychem provides products only to clarifier systems in wastewater plants, Envirex has a much broader line of wastewater treatment products that encompasses all of the major processes in a treatment plant. Envirex's broader line allows it to bid for larger portions or projects and to use certain products as loss leaders. FMC and NRG are Polychem's other less substantial (in terms of market share) competitors, and a fifth company is attempting to enter the market. Both Envirex and FMC are significantly larger than Polychem. Polychem believes that it has three competitors in the market for nylon buckets and five competitors in the market for table-top chains. Polychem has an approximate 50% share of the nylon bucket market, while its closest competitor has an approximate 30% market share. The dominant competitor in the table top chain market, Rexnard, holds an approximate 80% market share, while Polychem has an approximate 5% share.

Polychem's long-term goals include solidifying its reputation as a leading provider of quality wastewater treatment equipment products; increasing sales of its traditional products by improving existing product lines; and seeking new products to supplement its current line, both from internal research and development and by acquisition.

Materials and Supplies. Polychem's business of manufacturing a broad line of engineered plastic products requires the ability to obtain various sources of raw materials. Polychem maintains approximately three to five suppliers for each of its raw materials. Approximately 80% of the raw materials purchased by Polychem are resins. Polychem also purchases capolactin and pultrusions for use in manufacturing. Polychem's two largest suppliers of resins are BASF and ALM Industries. Its two largest suppliers of capolactin are Dutch State Mines and BASF, while its two largest suppliers of pultrusions are Creative Pultrusions and Morrison Fiberglass. At present, Polychem does not maintain more than one month's supply of raw materials beyond the amount required for its scheduled production work.

Environmental Regulations. While no assurances can be given, Polychem does not anticipate any material expenses for environmental remediation projects. In the ordinary course of its business, Polychem incurs some cost for oil reclamation, hauling of waste products and normal energy costs associated with recycling and waste disposal. Polychem spends approximately $50,000 annually to comply with environmental laws, including hauling costs as well as general monitoring and compliance costs. Polychem maintains two environmental permits, one for a dust collection system and the other for its after burner heater. The collected dust is transported by traditional waste management handlers to domestic landfills. The after burner heater is used to mix cotton fabric with phenolic resins, which are then processed into specific products. Methanol from the heater is processed through an after burner and emits little in the way of contaminants. Polychem maintains seven above ground storage tanks. Two are used to store phenolic resins inside the plant; two store fuel oil; and three outside tanks are used to store other chemicals. There are spill containment systems in place throughout the facility.

Occasionally, there are minor and isolated spills of heat transfer oil, capolactin and phenolic resins. The latter two quickly solidify at room temperature and the hardened material is removed to an approved landfill; spills of heat transfer oil are cleaned and properly disposed of with other waste products by a licensed outside processor. Polychem submitted a revised spill prevention and response plan to the Pennsylvania Department of Environmental Resources in May 1994 to which no comments have been received as of the date of this prospectus.

Polychem has occupied its Phoenixville, Pennsylvania property since 1974. The property was first used as a silk mill in the early part of this century and then as a manufacturing site for felt carpet padding. Three environmental audits that have been conducted over the past four years as part of customary due diligence in financing transactions have not revealed contamination. An environmental audit was commissioned by Congress Financial Corporation in conjunction with the purchase of Polychem by The Eastwind Group in 1995. A second environmental study was commissioned by

Fidelity Funding in connection with a financing commitment in 1997. A third environmental study was commissioned by GE Capital Corporation in connection with their refinancing in 1998.

Employees. Polychem employs approximately 77 employees, of whom approximately 43 are employed on an hourly basis. Hourly employees are members of United Textile Workers of America, AFL-CIO, Phoenixville Plastic Makers' Union, Local No. 130. Most are semi-skilled workers. The current union contract expires at the end of September 2002. While the union has not yet provided the required notice of their intent to negotiate, management expects that negotiations with the union will commence during the third quarter.

ConMat has assumed all of Polychem's continuing obligations under its collective bargaining agreement with the Union, which includes assumption of obligations under a defined benefit retirement plan for hourly rated employees at its Phoenixville, Pennsylvania plant. The plan is fully funded in accordance with certain actuarial assumptions and to meet ERISA funding requirements. However, there can be no assurances that market performance of plan investments will be sufficient to meet all plan liabilities as they arise.

Equipment. Polychem owns or leases, through capital leases, all of the equipment required to conduct its business. The equipment is comprised of compression molding presses, transfer molding presses, injection molding presses, reactors, dispensers and "reaction injection molded" press lines for nylon-6 operations, a complete fabrication shop with computerized numerical control equipment and a computer aided design center.

Research and Development. Polychem is the owner of a number of United States and foreign patents and patent applications relating to water treatment plastic products, chain conveyor links, conveyor chain bearings, sprockets with locking mechanisms and a bucket grit elevator system. The ownership of such patents helps Polychem from a marketing standpoint by securing its continued reputation as an innovative competitor in its industry.

Polychem employs eight application engineers who use computer aided design equipment to design custom wastewater treatment non-metallic rectangular clarifier systems or to alter existing clarifiers to meet changing specification requirements. All new products are evaluated for patent protection. Recently, Polychem was granted a patent for a grit bucket system which is now undergoing marketing development. To date, five successful applications for the system have been found, the most significant of which is to function as part of a grit collection system in wastewater treatment where it will be used to remove sand and gravel from effluent before it reaches the clarifier. Polychem spent $141,000 and $155,000 on research and development during the years ended January 2, 1999 and January 3, 1998, respectively, and $133,000 and $124,000 during the ten months ended October 31, 1999 and October 31, 1998, respectively.

Debt and Encumbrances. On September 30, 1998, Polychem entered into a Loan and Security Agreement with General Electric Capital Corporation which provides for a three-year, $3,500,000 revolving line of credit and a three-year term loan of $1,500,000. On August 25, 1999, the revolving line of credit was increased to $5,000,000. The revolving line of credit and the term loan originally were secured by a mortgage on Polychem's Phoenixville, Pennsylvania facility, which mortgage lien was released in connection with the Public School Employes' Retirement Board financing described below. The term loan is secured by Polychem's equipment. The revolving line of credit is secured by accounts receivable and inventory. Advances under the revolving line of credit are subject to a lending formula limiting the availability of funds to the total of
(i) 80% of eligible accounts receivable, less the amount by which contractual holdbacks (i.e., amounts that customers are entitled to hold back until completion of a project) in favor of account debtors on eligible accounts exceeds $250,000, plus (ii) the lesser of $750,000 or 50% of eligible inventory (less a $300,000 reserve). Interest rates on the loan are at a rate of 4.75% in excess of the 30 day dealer commercial paper rate on the revolving line of credit, 10.05% at November 17, 1999, and 6.50% in excess of the 30 day dealer commercial paper rate for the term loan, 11.80% at November 17, 1999.

Interest on the revolving line of credit and term loan is payable monthly. Polychem's collections of accounts receivable are deposited with General Electric Capital Corporation under a lockbox arrangement and applied to paydown the balance of the revolving line of credit, which then may be drawn against subject to availability. The principal balance of, and all accrued interest on, the revolving line of credit is due and payable September 30, 2001. In the event that Polychem has cash flow for any fiscal year in excess of capital expenditures paid for from operations, interest expense, taxes and scheduled debt repayments, 25% of such excess must be applied first to repay the term loan and then to reduce the outstanding balance under the revolving line of credit. As of November 17, 1999, availability under the line of credit was $2,556,000 and outstanding borrowings were $2,101,000. In connection with the Public School Employes' Retirement Board financing described below, General Electric Capital Corporation agreed to restructure the payment schedule on the remaining balance of its term loan to provide for 25 monthly payments of $8,000 and a final payment on September 30, 2001 of $212,000. As of November 17, 1999, the outstanding balance of the General Electric Capital Corporation term loan was $388,000.

On August 25, 1999, Polychem received a $1,880,000 term loan from the Public Employes' Retirement Board , secured by a mortgage on Polychem's Phoenixville, Pennsylvania facility. $813,000 of the net proceeds of the loan was applied to reduce the outstanding balance of the General Electric Capital Corporation term loan and the remaining $996,000 of net proceeds was applied to reduce the outstanding balance of the General Electric Capital Corporation revolving line of credit. The Public School Employes' Retirement Board loan is for a term of 10 years. The interest rate on the Public School Employes' Retirement Board loan is 8.5% for the first five years, and thereafter is 350 basis points above the 5 year U.S. Treasury Note Yield Rate as of the end of the first five years. Principal and interest are payable in equal monthly installments based on a 25 year amortization schedule, with a balloon payment September 1, 2009 equal to outstanding principal balance plus accrued interest. As of November 17, 1999, the outstanding balance of the Public School Employes' Retirement Board term loan was $1,876,000.

Polychem executed a $1,626,294 promissory note to The Budd Company on March 10, 1995 as part of the purchase price of the Polychem Division of Budd. The outstanding principal balance of this note as of November 17, 1999 was $1,057,000. The note accrues interest at 8%, payable quarterly. The principal balance is payable in 20 equal quarterly installments, commencing March 31, 1998, provided that Polychem may defer up to 25% of any payment if the payment would exceed Polychem's net cash flow for the preceding fiscal quarter. No payments have been deferred. The Budd note is unsecured.

Potential Future Acquisitions

ConMat may seek to acquire other operating companies with complimentary product lines or incremental distribution or production capabilities. Such companies would likely have a competitive position in the wastewater treatment marketplace, but need not service this market exclusively. Acquisition candidates would likely have a value ranging from $5 million to $15 million. The market for such acquisition candidates is fragmented and is presently undergoing significant consolidation.

ConMat is not presently negotiating any specific acquisitions. ConMat has identified a series of complimentary product and production needs and is presently searching for acquisition candidates that would meet those particular needs. ConMat may acquire other operating companies with cash, stock or a combination of cash and stock.

Property. Polychem operates from a 220,000 square foot facility in Phoenixville, Pennsylvania, which it owns, subject to a mortgage. See "ConMat-Polychem-Debt and Encumbrances." In July 1998, the property was appraised at $2.4 million by AccuVal Associates Incorporated, an independent appraiser. Polychem uses approximately 120,000 square feet for manufacturing and warehousing, and 20,000 square feet for offices. Polychem leases approximately 42,500 square feet of its facility as warehouse space to Windsor Designs, a wholesale distributor of imported outdoor furniture. The Windsor Designs lease continues until December 1999 at a rental rate of $133,980 per year ($3.15 per square foot), net of utilities. Polychem expects this lease to be renewed. Polychem leases an additional 4,740 square feet of the facility as equipment storage space to Ethan Horowitz, a residential cabinet maker. That lease continues until January, 2003 at a rental rate of $15,100 per year ($3.19 per square foot). Polychem also leases a tower located on the facility to a group of cellular phone operators including ComCast Metrophone, PageNet, Nextel and Omnipoint. Combined annual lease income from the tower is $48,000. The leases continue through March 2004. An additional 40,000 square feet of warehouse space is available for lease at the facility. Management believes that Polychem's properties are adequately insured.

Litigation

ConMat is currently a defendant in a Pennsylvania state court action filed on January 28, 1999, captioned John R. Thach v. The Eastwind Group, et al. (Montgomery County C.C.P., Civil Action No. 99-01195). Plaintiff maintains that Eastwind, his former employer, breached the terms of his severance agreement and that the sale of Polychem to ConMat was part of a conspiracy to avoid payments to him and has violated Pennsylvania's Uniform Fraudulent Transfer Act. The plaintiff seeks damages of at least $350,0000 and punitive damages of at least $500,000. In addition, the plaintiff seeks to have the acquisition of Polychem declared null and void and to have a receiver appointed to oversee the affairs of Eastwind, Polychem and ConMat. Among the other named defendants is Paul A. DeJuliis, President of ConMat and the former Chief Executive Officer of Eastwind.

Initially, the plaintiff sought a temporary restraining order and preliminary injunction seeking to set aside the sale of Polychem to ConMat. By Order dated February 19, 1999, the Court denied plaintiff's request for injunctive relief. ConMat and Paul A. DeJuliis subsequently filed preliminary objections to the complaint seeking to have themselves dismissed as parties to the action. The parties have submitted briefs relating to ConMat's preliminary objections and a decision by the Court is pending.


                                   MANAGEMENT

Certain information concerning the directors and executive officers of ConMat is set forth below.

Name                       Position with Corporation                                                      Age
----                       -------------------------                                                      ---

Paul A. DeJuliis           Chief Executive Officer, Secretary and Chairman of the Board of Directors       44
Theodore R. Rutkowski      President and a Director                                                        64
Edward F. Sager, Jr.       Director                                                                        52
William J. Crighton        Vice President and Treasurer                                                    53

Each director has served since December 8, 1998 and serves for a term of office of one year. The following is a brief summary of the business experience of ConMat's directors and executive officers.

Paul A. DeJuliis - Chairman of the Board of Directors and Chief Executive Officer - Prior to assuming his current role and since 1991, Mr. DeJuliis was Chairman and Chief Executive Officer of The Eastwind Group, Inc., a publicly traded holding company. Previously, Mr. DeJuliis was a partner in Phoenix Management Services, Inc., a turnaround consulting firm (1989-91), Vice-President, Corporate Finance for Colmen & Co., a national investment banking firm (1987-89), and Manager, Corporate Turnaround Consulting Group for Coopers & Lybrand (1986-87). Mr. DeJuliis has a B.S. in finance and accounting from the University of Delaware. He is also a certified public accountant.

Theodore R. Rutkowski - President and a Director of ConMat and President of Polychem - Prior to his current role and since 1975, Mr. Rutkowski served as the General Manager of the Polychem Division of the Budd Company. Mr. Rutkowski previously served as President of the Budd Company Trailer Division, which was subsequently sold to a third party in 1985. In addition, Mr. Rutkowski was responsible for the restructuring of Greening Donald in Hamilton, Ontario, a Budd Company subsidiary. Mr. Rutkowski graduated with a bachelor's degree in accounting from Rutgers University.

Edward F. Sager, Jr. - Director - Mr. Sager has been the President of Mentor Management Company, general partner of Mentor Special Situation Fund LP, an investment fund, and President of Mentor Capital Partners Ltd., a venture capital firm, since 1994. From 1985 to 1994 Mr. Sager was President of Sager & Associates, a merchant banking firm providing access to venture capital for small to medium size companies. He is a graduate of Lafayette College with a B.S. degree in Mechanical Engineering and he received an MBA in finance from New York University.

William J. Crighton - Vice President and Treasurer of ConMat and Polychem - Prior to his current role and since 1975, Mr. Crighton served as the divisional controller of The Polychem division of The Budd Company. Prior to joining Polychem, Mr. Crighton was employed in the automotive division and technical center of The Budd Company. Mr. Crighton graduated with a bachelor's degree in accounting from LaSalle University and holds an MBA from Widener University.

The following is a brief summary of the business experience (with the exception of Mr. Rutkowski and Mr. Crighton, whose biographical information is set forth above) of the additional members of management of Polychem, ConMat's operating subsidiary.

J.R. Hannum - Manager of Internal Sales, Product Development and Engineering - Mr. Hannum has served in his current role since 1995. Prior thereto, Mr. Hannum served as General Manager of the Polychem Division of The Budd Company and as manager of domestic sales, research and development and manufacturing engineering. Mr. Hannum graduated with a bachelor's degree in engineering from Villanova University and graduated with a master's degree in engineering from Penn State University.

Donald L. Hutton - National Sales Manager - Mr. Hutton has served in his current position since 1995. Prior thereto, he was employed with The Budd Company for 36 years in several roles including advertising manager, manager of distributor sales and manager of customer services. Mr. Hutton is a graduate of the University of Delaware.

Richard R. Shutte - Vice President of Marketing and Business Development - Mr. Shutte has served in his current position since May, 1999. From 1998 until such time, Mr. Shutte was a principal in Skipping Stone, Inc., a consulting firm. From 1996 to 1997, Mr. Shutte was President of Cot'nWash, Inc. , a start-up consumer products company. From 1995 to 1996, Mr. Shutte was a principal of Chesword Group, Inc., a consulting firm. Prior to such time and since 1973, Mr. Shutte held various positions at Kimberly-Clark Company, most recently Global Category Leader, Wet Wipes Division.

Executive Compensation

The following summary compensation table sets forth the total annual compensation paid to the Chief Executive Officer and each other Executive Officer of ConMat whose total compensation for the fiscal year ended January 2, 1999 exceeded $100,000:


                                                                                     Long Term             Securities
Name and Position                    Salary ($)     Bonus ($)     Other ($)      Compensation Match          Options
-----------------                    ----------     ---------     ---------      ------------------        ----------
Paul A. DeJuliis, Chairman &
Chief Executive Officer (1)            14,167            0             0                        0           250,000

Theodore F. Rutkowski                 135,000            0             0                        0                 0

----------
(1) Represents one month of salary at $170,000 per year. None of Mr. DeJuliis' compensation is deferred. On December 10, 1998, Mr. DeJuliis purchased 250,000 shares of common stock from ConMat for $50,000.

Employment Agreements. On December 8, 1998, ConMat entered into an Employment Agreement with Paul A. DeJuliis, ConMat's Chief Executive Officer and Chairman of the Board of Directors. Under the agreement, Mr. DeJuliis will be paid an annual base salary ranging from $170,000 to $250,000 depending on ConMat's annual net income. As additional incentive compensation, upon executing the Employment Agreement, Mr. DeJuliis received (i) 250,000 shares of common stock for an aggregate purchase price of $50,000, paid by delivery of a two-year promissory note at 5% interest; and (ii) 250,000 options to purchase shares of common stock at an exercise price of $3.00 per share. 50,000 of the options are exercisable upon registration of the underlying shares of common stock. 100,000 of the options are exercisable following registration of the underlying shares of common stock if ConMat realizes $750,000 in pre-tax income during a fiscal year. The remaining 100,000 options are exercisable following registration of the underlying shares of common stock if ConMat realizes $1,000,000 in pre-tax income during a fiscal year. All of the options are immediately exercisable upon a merger, sale of assets or other transaction resulting in a change of control in which the holders of shares of common stock receive not less than $5.00 per share.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth information concerning the beneficial ownership of ConMat's common stock as of November 23, 1999, by each director and executive officer, all directors and officers as a group, and each person known to ConMat to beneficially own 5% or more of its outstanding common stock.


                                   Name and Address of                              Amount and Nature            Percentage
Title of Class                     Beneficial Owner                                   of Beneficial             of Class (1)
--------------                     ----------------                                  Ownership (1)              ------------
                                                                                     -------------
Common Stock                       Paul A. DeJuliis                                    1,478,333 (2)                57.9
                                   Franklin Avenue & Grant Street
                                   Phoenixville, PA 19460

                                   Edward F. Sager, Jr.                                  196,667 (3)                 8.0
                                   P.O. Box 560
                                   Yardley, PA  19067

                                   Theodore R. Rutkowski                                  75,000 (4)                 3.2
                                   Franklin Avenue & Grant Street
                                   Phoenixville, PA 19460

                                   Richard R. Shutte                                     100,000 (4)                 4.3
                                   Franklin Avenue & Grant Street
                                   Phoenixville, PA 19460

                                   The Eastwind Group, Inc.                              735,000 (5)                24.6
                                   275 Geiger Road
                                   Philadelphia, PA  19115

                                   The DAR Group, Inc.                                   240,000                    10.7
                                   30 Broad Street
                                   43rd Floor
                                   New York, NY  10004

                                   Odyssey Capital Group, L.P.                           360,000 (6)(7)             14.2
                                   950 West Valley Rd., Suite 2902
                                   Wayne, PA 19087

                                   Polychem Corporation                                  313,333 (5)                12.2
                                   Franklin Avenue & Grant Street
                                   Phoenixville, PA 19460

                                   The Eastwind Group, Inc.                              925,000                    41.1
                                        Shareholder Trust
                                   c/o Paul A. DeJuliis
                                   Franklin Avenue & Grant Street
                                   Phoenixville, PA 19460

                                   Directors and Executive Officers                    1,675,000 (2)(3)             60.9
                                   (4 persons)

Series A Convertible               Paul A. DeJuliis                                       53,333                     3.8
Preferred Stock                    Franklin Avenue & Grant Street
                                   Phoenixville, PA 19460

                                   The Eastwind Group, Inc.                               735,000                   53.0
                                   275 Geiger Road
                                   Philadelphia, PA  19115

                                   Polychem Corporation                                   313,333                   22.6
                                   Franklin Avenue & Grant Street
                                   Phoenixville, PA 19460

                                   Odyssey Capital Group, L.P.
                                   950 West Valley Rd., Suite 2902                        285,000 (7)               20.6
                                   Wayne, PA 19087

Series B Preferred Stock           Mentor Special Situation Fund, L.P. (8)                166,667                  100.0
                                   P.O. Box 560
                                   Yardley, PA  19067

----------
(1) Based upon 2,250,000 shares of common stock issued and outstanding as of November 23, 1999, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act. It also includes shares owned by
         (i) a spouse, minor children or by relatives sharing the same home,
         (ii) entities owned or controlled by the named person and (iii) other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the named person. On a fully diluted basis, ConMat had 4,258,333 shares outstanding as of November 23, 1999.

(2) Includes 53,333 shares issuable upon conversion of Series A convertible preferred stock and 250,000 shares issuable upon the exercises of options. (See "Executive Compensation - Employment Agreements" for conditions of exercise.) Includes 925,000 shares held by The Eastwind Group, Inc. Shareholder Trust, of which Mr. DeJuliis is Trustee, as to which he disclaims beneficial ownership. If such 925,000 shares were not included in calculating Mr. DeJuliis' beneficial ownership, Mr. DeJuliis would be deemed to beneficially own 22.3 % of ConMat's common stock.

(3) Includes 166,667 shares issuable upon the exercise of warrants to Mentor Special Situation Fund, L.P., of which Mr. Sager is a general partner, and 30,000 shares issuable upon the exercise of warrants to Mentor Management Company, of which Mr. Sager is President.

(4)      Consists of shares issuable upon exercise of options.

(5) Consists of shares issuable upon conversion of Series A convertible preferred stock.

(6) Includes 285,000 shares of common stock issuable upon conversion of Series A convertible preferred stock.

(7) Odyssey Capital Group, L.P. acquired 285,000 shares of ConMat Series A convertible preferred stock and 75,000 shares of ConMat common stock from The Eastwind Group, Inc. in July 1999 in exchange for 1,000 shares of Eastwind's Series A preferred stock in settlement of Odyssey's demand for mandatory redemption of the Eastwind Series A preferred stock.

(8) Edward F. Sager, Jr., a director of ConMat, is a general partner of Mentor Special Situation Fund, L.P.

Indemnification of Officers and Directors

ConMat's charter provides that to the fullest extent permitted by law, no director or officer of ConMat shall be personally liable to ConMat or its stockholders for damages for breach of any duty owed to ConMat or its stockholders and that ConMat may, in its by-laws or in any resolution of its stockholders or directors, undertake to indemnify the officers and directors of ConMat against any contingency or peril as may be determined to be in the best interests of ConMat, and in conjunction therewith, to procure, at ConMat's expense, policies of insurance. Florida law, under which ConMat is incorporated, allows a corporation to indemnify its directors and officers if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in , or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. ConMat maintains a director and officer liability insurance policy covering each of ConMat's directors and executive officers.

                           RELATED PARTY TRANSACTIONS

On December 8, 1998, ConMat acquired 100% of the common stock of Polychem from Eastwind. The basic structure and terms of the transaction were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat and (ii) 1,333,333 shares of newly issued Series A convertible preferred stock.

         o        ConMat assumed and discharged the following liabilities of
                  Eastwind: (i) $160,000 owed to Paul A. DeJuliis, Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance to Mr. DeJuliis of 53,333 shares of Series A convertible preferred stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P., discharged by the issuance to Mentor Special Situation Fund, L.P. of 166,667 shares of newly issued Series B preferred stock of ConMat and warrants to purchase 166,667 shares of common stock. In addition, Mentor Management Company exchanged warrants to purchase 30,000 shares of Eastwind common stock for warrants to purchase 30,000 shares of ConMat common stock.

         o Prior to the acquisition, Eastwind had caused Polychem to distribute to Eastwind approximately $940,000. As part of the acquisition, Eastwind agreed to repay these distributions with interest, or forego a portion of the Series A preferred stock issued to it as an adjustment to the purchase price. To reflect this agreement, Eastwind issued to Polychem a promissory note in the amount of $940,000, secured by the pledge of 313,333 shares of Series A convertible preferred stock. This note accrued interest at 8% per year and principal and interest were due and payable November 30, 2000. Eastwind defaulted under the terms of the note as a result of a default by Eastwind on a guarantee of an unrelated debt obligation and as a result of a material adverse change in Eastwind's financial condition. Following such default, ConMat sought to foreclose on the pledged shares. Pursuant to a Settlement Agreement dated June 29, 1999, Eastwind transferred the pledged shares to Polychem in exchange for cancellation of the note. The amounts previously paid to Eastwind have been accounted for as distributions by Polychem to Eastwind in the form of dividends. For financial accounting purposes, the return of the pledged shares was treated as a reduction in the number of shares of Series A convertible preferred stock issued to Eastwind in connection with the acquisition of Polychem and in the number of Series A convertible preferred stock outstanding.

                              SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders and the number of shares of common stock which may be offered for sale pursuant to this prospectus by such selling stockholder. The offered shares of common stock may be offered from time to time by each of the selling stockholders named below. See "Plan of Distribution." However, the selling stockholders are under no obligation to sell all or any portion of the shares of common stock offered, nor are the selling stockholders obligated to sell such shares of common stock immediately under this prospectus. Particular selling stockholders may not have a preset intention of selling their shares and may offer less than the number of shares indicated. Because the selling stockholders may sell all or part of the shares of common stock offered hereby, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of any offering made hereby. The number of shares of common stock issuable upon conversion of the Series A convertible preferred stock and upon exercise of warrants are subject to adjustment by reason of stock splits, stock dividends and other similar transactions, additional issuances of securities or variation in the price of ConMat's common stock.


                                                                                              Common Shares Beneficially
                                                                                               Owned After Offering (1)
                                                                                         ------------------------------------
                                         Number of Common
                                        Shares Beneficially            Common Shares                             Percent of
 Name of Selling Stockholder          Owned Prior to Offering         Offered Hereby             Number         Outstanding
-----------------------------------------------------------------------------------------------------------------------------
Paul A. DeJuliis (2)                      1,478,333 (3)(4)           553,333 (4)                 0                0
Mentor Special Situation
Fund, L.P. (5)                              196,667 (6)              196,667 (6)                 0                0
The Eastwind Group, Inc. (7)                735,000 (8)              735,000 (8)                 0                0
Odyssey Capital Group, L.P.                 360,000 (6)              360,000 (6)                 0                0
Polychem Corporation (9)                    313,333 (8)              313,333 (8)                 0                0
The Eastwind Group, Inc.
Shareholder Trust (7)                       925,000                  925,000                     0                0
Theodore R. Rutkowski (10)                  75,000 (11)               75,000 (11)                0                0
Richard R. Shutte (12)                     100,000 (11)              100,000 (11)                0                0
                                                                    --------

          TOTAL                                                    3,258,333
                                                                   =========

----------

(1)      Assumes the sale of all offered shares of common stock.

(2) Mr. DeJuliis is the Chief Executive Officer, Secretary and Chairman of the Board of Directors of ConMat and former Chief Executive Officer of The Eastwind Group.

(3) Includes 925,000 shares held by The Eastwind Group, Inc. Shareholder Trust, of which Mr. DeJuliis is Trustee, as to which he disclaims beneficial ownership.

(4) Includes 53,333 shares issuable upon conversion of Series A convertible preferred stock and 250,000 shares issuable upon exercise of options.

(5) Edward F. Sager, Jr., a director of ConMat is a general partner of Mentor Special Situation Fund, L.P.

(6) Includes 285,000 shares of Common Stock issuable upon conversion of Series A convertible preferred stock.

(7) On December 8, 1998, ConMat acquired Polychem from The Eastwind Group. See "ConMat-Acquisition of Polychem."

(8) Consists of shares issuable upon conversion of Series A convertible preferred stock.

(9)      Polychem is a wholly-owned subsidiary of ConMat.

(10) Mr. Rutkowski is the President and a director of ConMat and President of Polychem.

(11)     Consists of shares issuable upon exercise of options.

(12) Mr. Shutte is Vice President of Marketing and Business Development of Polychem.


                            DESCRIPTION OF SECURITIES

General

The following description of ConMat's common stock and preferred stock is a summary only. This summary is qualified in its entirety by reference to the applicable instruments and governing law, including without limitation, ConMat's Articles of Incorporation and Bylaws and the Florida Business Corporation Act.

The authorized capital stock of ConMat consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of November 23, 1999, there were outstanding 2,250,000 shares of common stock, 1,386,666 shares of Series A convertible preferred stock, 166,667 shares of Series B preferred stock and no shares of Series C preferred stock. In addition, as of November 23, 1999, there were outstanding options and warrants to purchase 621,667 shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the dividend preferences attributable to the preferred stock. Upon the liquidation, dissolution or winding up of ConMat, holders of common stock are entitled to receive ratably the net assets of ConMat available for distribution to such holders after preferred distributions to holders of preferred stock. Holders of common stock have no preemptive or redemption rights.

Series A Convertible Preferred Stock

Shares of the Series A convertible preferred stock rank prior to the common stock and pari passu with the Series B preferred stock and the Series C preferred stock. The creation of any class or series of capital stock ranking senior to or pari passu with the Series A convertible preferred stock or the Series C preferred stock requires the consent of a majority of the holders of the Series A convertible preferred stock.

The holders of the shares of the Series A convertible preferred stock are entitled to receive non-cumulative, cash dividends at a rate of 2% per year, which dividends are payable in equal, quarterly installments, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. ConMat may, at its sole discretion, pay any or all dividends in common stock rather than in cash. In the event of any liquidation, dissolution or winding up of ConMat, holders of the Series A convertible preferred stock shall be entitled, in preference to the holders of the common stock and pari passu with the holders of the Series B preferred stock and the Series C preferred stock, to be paid first out of assets and funds of ConMat available for distribution to holders of ConMat's capital stock in the amount of $3.00 per share.

Shares of Series A convertible preferred stock are convertible at the option of the holder at any time following 60 days after the date of issuance at the then effective conversion price. The conversion price is equal to the greater of $3.00 or 80% of the closing bid price of the common stock on the conversion date, subject to adjustments due to stock splits, stock dividends, mergers, consolidations and other events. ConMat has the right, by written notice to each of the holders of the Series A convertible preferred stock, to convert all shares of the Series A convertible preferred stock into shares of common stock at any time on or after the first day on which the closing bid price has been equal to or in excess of the conversion price for 45 consecutive calendar days. In the case of such a mandatory conversion, each share of Series A convertible preferred stock will be converted into a number of shares of common stock determined by dividing the stated value by the then effective conversion price.

The holders of the Series A convertible preferred stock have no voting rights, except as otherwise required by the Florida Business Corporation Act. The holders of Series A convertible preferred stock have, subject to certain limitations, registration rights, which obligate ConMat to include shares of common stock issued or issuable upon conversion of shares of Series A convertible preferred stock in a registration statement filed with the Securities and Exchange Commission.

Series B Preferred Stock

Shares of the Series B preferred stock rank prior to the common stock and pari passu with ConMat's Series A convertible preferred stock and Series C preferred stock. The creation of any class or series of capital stock ranking senior to or pari passu with the Series B preferred stock or the Series C preferred stock requires the consent of a majority of the holders of the Series B preferred stock.

Holders of the shares of the Series B preferred stock are entitled to receive cash dividends at a rate of 8% per year, which dividends are payable in equal, quarterly installments, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Such dividends will begin to accrue on outstanding shares of Series B preferred stock from the date of issuance and will accrue from day to day, whether or not earned or declared, until paid. In the event of any liquidation, dissolution or winding up of ConMat, holders of the Series B preferred stock will be entitled, in preference to the holders of the common stock and pari passu with the holders of the Series A convertible preferred stock and the Series C preferred stock, to be paid first out of assets and funds of ConMat available for distribution to holders of ConMat's capital stock in the amount of $3.00 per share, plus all accrued but unpaid dividends.

ConMat may redeem the Series B preferred stock at any time. The redemption price is $3.00 per share, plus all accrued but unpaid dividends.

The holders of the Series B preferred stock have the right to elect one member of ConMat's Board of Directors. Except as otherwise required by the Florida Business Corporation Act, the holders of the Series B preferred stock have no other voting rights.

Series C Preferred Stock

Shares of the Series C preferred stock rank prior to the common stock and pari passu with the Series A convertible preferred stock and the Series B preferred stock. The creation of any class or series of capital stock ranking senior to or pari passu with the Series C preferred stock or the Series B preferred stock requires the consent of a majority of the holders of the Series C preferred stock.

Holders of the shares of the Series C preferred stock are entitled to receive cash dividends at a rate of 8% per year for three years and increasing 2% per year up to a maximum of 16%, payable in equal, quarterly installments. During the first year, dividends on the Series C preferred stock may be paid in additional shares of Series C preferred stock. In the event of any liquidation, dissolution or winding up of ConMat, holders of the Series C preferred stock will be entitled in preference to the holders of the common stock and pari passu with the holders of the Series A convertible preferred stock and the Series B preferred stock, to be paid first out of assets and funds of ConMat available for distribution to holders of ConMat's capital stock in the amount of $3.00 per share, plus all accrued but unpaid dividends.

ConMat may redeem the Series C preferred stock at any time. The redemption price is $3.00 per share, plus all accrued but unpaid dividends.

Except as otherwise required by the Florida Business Corporation Act, the holders of the Series C preferred stock have no voting rights.

Warrants

As of November 23, 1999, there were outstanding warrants to purchase 196,667 shares of ConMat common stock at an exercise price of $3.00 per share, subject to adjustment in the case of stock splits, stock dividends, below market issuances or a merger or consolidation. The warrants are exercisable until December 31, 2005. Subject to certain limitations, holders of the warrants have "piggy-back" registration rights which, upon the request of such holders, obligate ConMat to include the shares of common stock issuable upon exercise of the warrants in a registration statement filed with the Securities and Exchange Commission.

Options

As of November 23, 1999, there were outstanding 425,000 options to purchase shares of ConMat common stock at an exercise price of $3.00 per share, subject to adjustment in the case of stock splits, stock dividends, or a merger or consolidation.


                              PLAN OF DISTRIBUTION

The shares being offered hereby by the selling stockholders may be acquired from time to time, upon conversion of our Series A convertible preferred stock or exercise of warrants or options. The shares of common stock include 925,000 shares held by The Eastwind Group, Inc. Shareholder Trust which will be distributed to the shareholders of Eastwind as of December 8, 1998, 250,000 shares held by Paul A. DeJuliis, our Chief Executive Officer, 621,667 shares issuable upon the exercise of warrants or options and 1,386,666 shares issuable upon the conversion of our Series A convertible preferred stock. The actual number of shares of our common stock issued or issuable upon conversion of the Series A convertible preferred stock or exercise of warrants or options is subject to adjustment depending on factors which cannot be predicted by us at this time, including the future market price of our common stock.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange market or trading facility on which our shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o        privately negotiated transactions;

         o        short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares. In some circumstances, we have agreed to indemnify the selling stockholders against certain losses and liabilities, including liabilities under the Securities Act.


                                     EXPERTS

The financial statements for the fiscal years ended January 2, 1999 and January 3, 1998 included in this prospectus have been so included in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                       WHERE YOU CAN GET MORE INFORMATION

This prospectus is part of a registration statement filed with the Securities and Exchange Commission. At your request, we will provide you, without charge, a copy of any exhibits to the registration statement. If you would like more information, write or call us at:

                            ConMat Technologies, Inc.
                        Franklin Avenue and Grant Street
                             Phoenixville, PA 19460
                                 (610) 935-0225
                          Attn: Chief Executive Officer

We intend to provide to our stockholders annual reports containing audited financial statements and other appropriate reports. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available to the public free of charge on the Securities and Exchange Commission's Internet site at http:\\www.sec.gov.

                            ConMat Technologies, Inc.
                   Index to Consolidated Financial Statements


                                                                                                               Page
                                                                                                               ----


Unaudited
---------

Consolidated Balance Sheets as of September 30, 1999 and January 2, 1999........................................F-2
Consolidated Statements of Operations for the nine month periods ended September 30, 1999 and September 30, 1998.....................................................................................F-3
Consolidated Statements of Cash Flows for the nine month periods ended September 30, 1999 and September 30, 1998...................................................................................F-4
Notes to Consolidated Financial Statements......................................................................F-5

Audited
-------

Report of Independent Certified Public Accounts.................................................................F-6
Consolidated Balance Sheets as of January 2, 1999 and January 3, 1998...........................................F-7
Consolidated Statements of Operations for the fiscal years ended January 2, 1999 and January 3, 1998............F-8
Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended January 2, 1999 and January 3, 1998........................................................................................F-9
Consolidated Statements of Cash Flows for the fiscal years ended January 2, 1999 and January 3, 1998...........F-10
Notes to Consolidated Financial Statements.....................................................................F-11

                            CONMAT TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS
                      September 30, 1999 & January 2, 1999


                                  ASSETS                                                 SEPT. 30, 1999        JAN. 2, 1999
                                  ------                                                 --------------        ------------
Current assets:                                                                              (unaudited)
   Cash and cash equivalents                                                                 $   55,641          $   29,430
   Accounts receivable - Trade, net of allowance for
   doubtful accounts                                                                          4,624,494           2,622,261
   Inventories                                                                                  992,008           1,159,545
   Prepaid expenses and other                                                                    60,342              14,768
   Prepaid income taxes                                                                          14,777              35,577
                                                                                             ----------          ----------
        Total current assets                                                                 $5,747,262          $3,861,581

   Property, plant and equipment, at cost                                                    $1,929,871          $1,892,768
        Less accumulated depreciation                                                          (824,165)           (703,945)
                                                                                             ----------          ----------
                                                                                              1,105,706           1,188,823

   Deferred income taxes                                                                         78,493              78,493
   Other assets                                                                                 406,518             386,128
                                                                                             ----------          ----------
        Total assets                                                                         $7,337,979          $5,515,025
                                                                                             ==========          ==========

                   LIABILITIES AND STOCKHOLDERS' EQUITY
                   ------------------------------------
Current liabilities:
   Line of credit                                                                            $2,162,462          $1,398,632
   Current portion of long-term debt                                                            444,151             625,260
   Current portion of capital lease obligations                                                 101,783             103,744
   Accounts payable                                                                           1,429,259            1,183913
   Accrued expenses                                                                             283,514             302,374
   Dividends payable                                                                             30,000                   0
                                                                                             ----------          ----------
        Total current liabilities                                                             4,451,169           3,613,923

   Long-term debt                                                                             2,887,118           2,075,775
   Obligations under capital leases                                                             111,339             151,761
   Other liabilities                                                                            206,400             181,900
                                                                                             ----------          ----------
        Total liabilities                                                                     7,656,026           6,023,359
                                                                                             ----------          ----------

   Preferred stock, Series B - 166,667 shares issued and outstanding                            500,000             500,000

   Stockholders' equity (deficiency)
        Preferred stock, $.001 par value 10,000,000 shares authorized
          Series A preferred stock, 1,073,333 shares and 1,386,666
          issued and outstanding, respectively                                                    1,073               1,386
       Common stock, $.0001 par value, 40,000,000 shares authorized,
          2,250,000 shares issued and outstanding                                                 2,250               2,250
       Additional paid-in capital                                                              (472,175)           (472,486)
       Accumulated earnings (deficit)                                                          (299,195)           (489,482)
       Less note receivable for shares sold                                                     (50,000)            (50,000)
                                                                                             ----------          ----------
          Total stockholders' equity (deficiency)                                              (818,047)         (1,008,332)
                                                                                             ----------          ----------
              Total liabilities and stockholders' equity                                     $7,337,979          $5,515,025
                                                                                             ==========          ==========

                            CONMAT TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)


                                                          9 Months Ended                   9 Months Ended
                                                          Sept. 30, 1999                   Sept. 30, 1998
                                                          --------------                   --------------
Revenue:
   Sales to customers                                        $8,797,902                        $6,919,162
   Cost of goods sold                                         6,240,828                         5,171,466
                                                             ----------                        ----------
       Gross profit                                           2,557,074                         1,747,696

Selling, general and administrative expenses                  1,775,822                         1,651,921
Corporate expense                                               183,816                           360,000
                                                             ----------                        ----------
       Operating (loss) income                                  597,436                          (264,225)

Interest expense                                               (385,391)                         (340,830)
Rental income                                                   141,241                           141,044
                                                             ----------                        ----------
       Profit (loss) before income tax expense                  353,286                          (464,011)
Income tax expense                                             (133,000)                                0
                                                             ----------                        ----------

       NET EARNINGS (LOSS)                                     $220,286                        ($464,011)
                                                             ==========                        ==========

Dividend requirements on Series B preferred
   stock                                                         30,000                                 0

   Basic earnings per share                                       $0.08                             $0.23

Weighted average number of common shares
   outstanding                                                2,250,000                         2,000,000

Diluted earnings per share                                        $0.08                           ($0.23)

Weighted average number of common and
   common equivalent shares outstanding                       2,691,746                         2,000,000

                            CONMAT TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                                                      Nine Months Ended
                                                                                        September 30,
                                                                       -----------------------------------------------
                                                                             1999                           1998
                                                                       -----------------              ----------------
Cash flows from operating activities:
   Net income (loss)                                                            $220,286               ($464,011)
   Adjustments to reconcile net income (loss) to net cash
   provided by operating activities
       Depreciation and amortization                                             197,353                 244,899
       Changes in assets and liabilities, net of effect from
       acquisitions
          (Increase) decrease in assets
              Accounts receivable                                             (1,849,212)                216,624
              Inventories                                                        167,537                 312,158
              Prepaid expenses                                                   (45,574)                 58,342
              Prepaid income taxes                                               132,700                       0
              Patents, (net)                                                     (15,242)                (40,629)
              Deferred finance charges                                           (92,705)               (166,661)
       Increase (decrease) in liabilities
              Accounts payable                                                   245,346                  40,597
              Accrued expenses                                                  (106,258)               (100,583)
                                                                              ----------              ----------
                   Net cash provided by (used in)
                   operating expenses                                         (1,145,769)                100,736
                                                                              ----------              ----------

Cash flows from investing activities:
   Purchase of property and equipment                                            (40,035)               (163,528)
                                                                              ----------              ----------
              Net cash used in investing activities                              (40,035)               (163,528)
                                                                              ----------              ----------

Cash flows from financing activities:
   Net (repayment) borrowing under lines of credit                               763,830                 141,482
   Repayment of term notes                                                    (1,247,944)             (1,520,907)
   Repayment of capital lease obligations                                        (87,538)                (59,774)
   Proceeds from mortgage obligation                                           1,878,178                       0
   Proceeds from capital lease obligations                                        45,000                 138,420
   Proceeds from term notes                                                            0               1,800,000
   Recapitalization costs                                                       (139,511)                      0
   Capital distribution                                                                0                (250,000)
                                                                              ----------              ----------
              Net cash provided by financing activities
                                                                               1,212,015                 249,221
                                                                              ----------              ----------

NET INCREASE IN CASH & CASH EQUIVALENTS                                           26,211                 186,429

Cash and cash equivalents at beginning of year                                    29,430                  63,840
                                                                              ----------              ----------
Cash and cash equivalents at end of period                                       $55,641                $250,269
                                                                              ==========              ==========

                     ConMat Technologies, Inc and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - INTERIM FINANCIAL INFORMATION

The financial statements of ConMat as of September 30, 1999 and for the nine and three months ended September 30, 1999 and 1998 and related footnote information are unaudited. All adjustments (consisting only of normal recurring adjustments) have been made which, in the opinion of management, are necessary for a fair presentation. Results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for any future period.

NOTE B - CHANGES IN SECURITIES

On June 29, 1999, Polychem, foreclosed on a note due it from The Eastwind Group, Inc. due to default by The Eastwind Group on the obligation. As settlement, Polychem took possession of 313,333 shares of Series A convertible preferred stock of ConMat which had been pledged as collateral. The transaction was recorded as a reduction in outstanding Series A convertible preferred shares.

NOTE C - EARNINGS (LOSS) PER SHARE

ConMat reports earnings per share in accordance with the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

The following are basic and diluted earnings per share calculations for the nine month period ended September 30, 1999:


                      Nine Months Ended September 30, 1999


                                                      Income                Shares               Per Share
                                                   (Numerator)          (Denominator)              Amount
                                                   -----------          -------------              ------
Net Earnings                                         $220,286
Less Preferred Stock
Dividends                                             (30,000)
                                                     --------

Basic EPS
Income available to Common
stockholders                                          190,286              2,255,000                $.08
                                                                                                    ====

Effect of dilutive securities
Convertible Preferred Stock Dividends                  30,000                413,333
Warrants                                                                       7,937
Options                                                                       20,476
                                                     --------              ---------


Diluted EPS
Income available to Common
stockholders                                         $220,286              2,691,746                $.08
                                                     ========              =========                ====

               Report of Independent Certified Public Accountants



Board of Directors
ConMat Technologies, Inc.


              We have audited the accompanying consolidated balance sheets of ConMat Technologies, Inc. and Subsidiary (a Florida corporation) as of January 2, 1999, and January 3, 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConMat Technologies, Inc. and Subsidiary as of January 2, 1999, and January 3, 1998, and the consolidated results of their operations and their consolidated cash flows for the fiscal years then ended, in conformity with generally accepted accounting principles.



                                                          /s/ Grant Thornton LLP




Philadelphia, Pennsylvania
March 25, 1999

                    ConMat Technologies, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS


                                                      ASSETS

                                                                                   January  2,        January 3,
                                                                                     1999               1998
                                                                                 ------------       -------------
Current assets
Cash and cash equivalents                                                        $     29,430       $      63,840
Accounts receivable, net                                                            2,622,261           3,524,622
    Due from related parties                                                                -              10,900
    Inventories                                                                     1,159,545           1,144,202
    Prepaid expenses                                                                   14,768             105,911
    Prepaid income taxes                                                               35,577              24,677
                                                                                  -----------         -----------
                  Total current assets                                              3,861,581           4,874,152
Property, plant and equipment, net                                                  1,188,823           1,232,162
Deferred income taxes                                                                  78,493              78,493
Other assets                                                                          386,128             286,438
                                                                                  -----------         -----------
                                                                                  $ 5,515,025         $ 6,471,245
                                                                                  ===========         ===========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
    Lines of credit                                                               $ 1,398,632         $ 1,492,511
    Current portion of long-term debt                                                 625,260             680,660
    Current portion of capitalized lease obligations                                  103,744              68,947
    Accounts payable                                                                1,183,913           1,162,738
    Accrued expenses                                                                  302,374             247,620
                                                                                  -----------         -----------
                  Total current liabilities                                         3,613,923           3,652,476
Long-term debt                                                                      2,075,775           1,897,597
Capitalized lease obligations                                                         151,761             122,293
Other liabilities                                                                     181,900             209,170
                                                                                  -----------         -----------
                  Total liabilities                                                 6,023,359           5,881,536
                                                                                  -----------         -----------

Series B preferred stock, $.001 par value, 166,667 shares issued and outstanding      500,000                   -

Stockholders' equity (deficiency)
    Series A Preferred stock, $.001 par value, 10,000,000 shares authorized,
       1,386,666 shares issued and outstanding                                          1,386                   -
    Common stock, $.001 par value, 40,000,000 shares authorized, 2,250,000
       shares issued and outstanding                                                    2,250                   -
    Common stock, $.01 par value, 5,000,000 shares authorized, 1,000
       shares issued and outstanding                                                         -                 10
    Additional paid-in capital                                                       (472,488)            504,490
    Accumulated earnings (deficit)                                                   (489,482)             85,209
    Less note receivable for shares sold                                              (50,000)                  -
                                                                                   ----------         -----------
                  Total stockholders' equity (deficiency)                          (1,008,334)            589,709
                                                                                   ----------         -----------

                                                                                   $5,515,025         $ 6,471,245
                                                                                   ==========         ===========



   The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                          Fiscal Year Ended
                                                                                          -----------------
                                                                                    January 2,        January 3,
                                                                                       1999              1998
                                                                                   -----------        -----------

Net sales                                                                          $ 9,069,668        $12,129,981
Cost of goods sold                                                                   6,685,177          9,142,517
                                                                                   -----------        -----------

                  Gross profit                                                       2,384,491          2,987,464
Selling, general and administrative expenses                                         2,055,063          2,119,615
Eastwind corporate support fees                                                        480,000            640,000
                                                                                   -----------        -----------

                  Operating (loss) income                                             (150,572)           227,849
Interest expense                                                                      (609,996)          (406,021)
Rental income                                                                          185,877            177,832
                                                                                   -----------        -----------

                  Loss before income tax expense                                      (574,691)              (340)
Income tax expense                                                                         --             (63,573)
                                                                                   -----------        -----------

                  NET LOSS                                                         $  (574,691)       $   (63,913)
                                                                                   ===========        ===========
Per share data - basic and diluted
    Net loss per share                                                             $     (0.28)       $     (0.03)
                                                                                   ===========        ===========





   The accompanying notes are an integral part of these financial statements.

                                     ConMat Technologies, Inc. and Subsidiary

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

             Fiscal years ended January 2, 1999 and January 3, 1998

                                                                                                     Series A
                                                              Common stock                        Preferred stock
                                                              ------------                        ---------------
                                                      Shares              Amount              Shares             Amount
                                                      ------              ------              ------             ------


Balance, January 1, 1997                                 1,000          $       10                --            $     --
Cash dividends on common stock                            --                  --                  --                  --
Net loss                                                  --                  --                  --                  --
                                                    ----------          ----------          ----------          ----------
Balance, January 3, 1998                                 1,000                  10                --                  --
Reclassification of $.01 common stock                   (1,000)                (10)               --                  --
Issuance of $.001 common stock and series A
    preferred stock in connection with
    reclassification of equity                       2,000,000               2,000           1,333,333               1,333
Assumption of stockholders' liabilities                   --                  --                  --                  --
Issuance of series A preferred stock                      --                  --                53,333                  53
Issuance of common stock                               250,000                 250                --                  --
Receivable from stockholder                               --                  --                  --                  --
Capital repayment                                         --                  --                  --                  --
Net loss                                                  --                  --                  --                  --
                                                    ----------          ----------          ----------          ----------

Balance, January 2, 1999                             2,250,000          $    2,250           1,386,666          $    1,386
                                                    ==========          ==========          ==========          ==========

                                                                                              Note                Total
                                                    Additional         Accumulated         receivable         stockholders'
                                                     paid-in             earnings          for shares             equity
                                                   capital, net         (deficit)             sold             (deficiency)
                                                   ------------        -----------         -----------         -----------

Balance, January 1, 1997                           $   504,490         $   917,068         $                   $ 1,421,568
Cash dividends on common stock                            --              (767,946)               --              (767,946)
Net loss                                                  --               (63,913)               --               (63,913)
                                                   -----------         -----------         -----------         -----------
Balance, January 3, 1998                               504,490              85,209                --               589,709
Reclassification of $.01 common stock                     --                  --                  --                   (10)
Issuance of $.001 common stock and series A
    preferred stock in connection with
    reclassification of equity                        (176,675)               --                  --              (173,342)
Assumption of stockholders' liabilities               (760,000)               --                  --              (760,000)
Issuance of series A preferred stock                   159,947                --                  --               160,000
Issuance of common stock                                49,750                --                  --                50,000
Receivable from stockholder                               --                  --               (50,000)            (50,000)
Capital repayment                                     (250,000)               --                  --              (250,000)
Net loss                                                  --              (574,691)               --              (574,691)
                                                   -----------         -----------         -----------         -----------
Balance, January 2, 1999                           $  (472,488)        $  (489,482         $   (50,000)        $(1,008,334)
                                                   ===========         ===========         ===========         ===========



    The accompanying notes are an integral part of this financial statement.

                    ConMat Technologies, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Fiscal year ended
                                                                                            -----------------
                                                                                  January 2,                  January 3,
                                                                                     1999                        1998
                                                                                 -----------                 -----------
Cash flows from operating activities
    Net loss                                                                     $  (574,691)                $   (63,913)
    Adjustments to reconcile net loss to net cash provided by
          operating activities
       Depreciation and amortization                                                 312,980                     233,354
       Changes in assets and liabilities, net of effect from acquisitions
          (Increase) decrease in assets
              Accounts receivable                                                    902,361                     467,378
              Inventories                                                            (15,343)                    434,495
              Prepaid expenses                                                        91,143                    (212,334)
              Prepaid income taxes                                                   (10,900)                    (33,076)
              Patents, net                                                           (25,666)                    (54,668)
              Deferred financing charges                                            (166,660)                       --
          Increase (decrease) in liabilities
              Accounts payable                                                        21,175                     188,082
              Accrued expenses                                                       (45,256)                   (220,391)
              Other current liabilities                                                 --                      (225,607)
              Other liabilities                                                      (27,270)                    (91,589)
                                                                                 -----------                 -----------
                  Net cash provided by operating activities                          461,873                     421,731
                                                                                 -----------                 -----------
Cash flows from investing activities
    Purchase of property and equipment                                              (177,005)                   (125,651)
    Advances to affiliated companies                                                  10,900                     (10,900)
    Other                                                                               --                       (80,000)
                                                                                 -----------                 -----------
                  Net cash used in investing activities                             (166,105)                   (216,551)
                                                                                 -----------                 -----------
Cash flows from financing activities
    Net (repayments) borrowings under lines of credit                                (93,879)                  1,182,372
    Borrowings on term notes                                                       1,800,000                        --
    Repayments of term notes                                                      (1,677,222)                   (356,400)
    Repayments of capitalized lease obligations                                      (84,155)                    (52,012)
    Proceeds from capitalized lease obligations                                      148,420                      69,922
    Recapitalization costs                                                          (173,342)                       --
    Repayment of subordinated debenture                                                 --                      (360,000)
    Dividends on common stock                                                           --                      (767,946)
    Capital distribution                                                            (250,000)                       --
                                                                                 -----------                 -----------
                  Net cash used in financing activities                             (330,178)                   (284,064)
                                                                                 -----------                 -----------
                  NET DECREASE IN CASH AND CASH EQUIVALENTS                          (34,410)                    (78,884)
Cash and cash equivalents at beginning of year                                        63,840                     142,724
                                                                                 -----------                 -----------
Cash and cash equivalents at end of year                                         $    29,430                 $    63,840
                                                                                 ===========                 ===========
Supplemental cash flow information
    Cash paid for interest                                                       $   609,996                 $   406,021
                                                                                 ===========                 ===========
    Cash paid for taxes                                                          $      --                   $    25,000
                                                                                 ===========                 ===========
    Noncash transactions
       Assumption of stockholders' liabilities                                   $   760,000                 $      --
                                                                                 ===========                 ===========

   The accompanying notes are an integral part of these financial statements.

                    ConMat Technologies, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       January 2, 1999 and January 3, 1998


NOTE A - NATURE OF BUSINESS

         ConMat Technologies, Inc. (ConMat or the Company), organized under the laws of the State of Florida, is engaged in the development and manufacture of proprietary custom engineered plastics and composite products for industrial end users with a special emphasis on the wastewater treatment marketplace. ConMat conducts its operations through its wholly owned subsidiary, the Polychem Corporation (Polychem), located in Phoenixville, Pennsylvania. Polychem manufactures and sells clarifier components for wastewater treatment applications and other plastic-molded products, including buckets, sprockets and bearings. The wastewater treatment market is global in nature, and Polychem presently sells products internationally in Western Europe, Asia and South America, as well as in the United States.

NOTE B - BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of ConMat and its wholly owned subsidiary, Polychem.

         On December 8, 1998, ConMat, a non-operating public company with 1,000,000 common shares outstanding and immaterial net assets, acquired 100% of the outstanding common stock of Polychem from The Eastwind Group, Inc. (Eastwind) (the Acquisition). The Acquisition resulted in the owners and management of Polychem having effective operating control of the combined entity.

         Under generally accepted accounting principles, the Acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the Acquisition is equivalent to the issuance of stock by Polychem for the net monetary assets of ConMat, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the Acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the post reverse-acquisition comparative historical financial statements of the "legal acquirer" (ConMat), are those of the "legal acquiree" (Polychem) (i.e. the accounting acquirer).

         Accordingly, the consolidated financial statements of ConMat as of January 2, 1999, and January 3, 1998, and for the fiscal years then ended, are the historical financial statements of Polychem for the same periods adjusted for the following transactions contained in the Share Exchange Agreement executed at consummation of the Acquisition. The basic structure and terms of the Acquisition, together with the applicable accounting effects, were as follows:

         o ConMat acquired all of the outstanding shares of common stock of Polychem from Eastwind in exchange for (i) 1,000,000 shares of newly issued common stock of ConMat and (ii) 1,333,333 shares of newly issued cumulative, 2%, series A convertible preferred stock of ConMat (series A preferred stock). The common stock and series A preferred stock exchanged, in addition to the existing ConMat shares outstanding, collectively resulted in the recapitalization of the Company. Earnings per share (EPS) calculations include the Company's change in capital structure for all periods presented.

         o ConMat assumed and, in certain instances, discharged the following liabilities of Eastwind: (i) $160,000 owed to Eastwind's former Chairman and Chief Executive Officer, who is the current Chairman and Chief Executive Officer of ConMat, discharged by the issuance of 53,333 shares of series A preferred stock; (ii) $100,000 owed to Clifton Capital, Ltd., discharged by the payment to Clifton Capital, Ltd. of $100,000; and (iii) $500,000 owed to Mentor Special Situation Fund, L.P., discharged by the issuance to Mentor Special Situation Fund, L.P. of 166,667 shares of newly issued cumulative, 8%, series B preferred stock of ConMat plus warrants to purchase 166,667 shares of ConMat common stock, at $3.00 per share. The general partner of Mentor Special Situation Fund, L.P. is a member of ConMat's Board of Directors. ConMat issued an option to purchase 30,000 shares of common stock to this director for $1.00 per share.

         o At closing, Eastwind issued to Polychem a promissory note in the amount of $940,000 to evidence certain outstanding amounts owed by Eastwind to Polychem for prior advances, secured by the pledge of 313,333 shares of series A preferred stock. This amount, in addition to other amounts owed to Polychem by Eastwind, was accounted for as distributions in the form of dividends on common stock to Eastwind in the periods the distributions were made.

         The Company incurred $173,342 of costs related to the Acquisition. These costs were recorded as reductions to additional paid-in capital in connection with the reclassification of equity resulting from the recapitalization.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.       Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.       Cash and Cash Equivalents

         The Company's cash management system provides for the short-term investment of cash and the transfer or deposit of sufficient funds to cover checks as they are submitted for payment. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

3.       Inventories

         Inventories consist of raw materials, work-in-process, and finished goods. Work-in-process and finished goods include raw materials, direct labor, and a portion of manufacturing overhead. The Company's inventory is stated at the lower of cost or market, with cost determined by the last-in, first-out
(LIFO) method.

4.       Property, Plant and Equipment

         Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line and accelerated depreciation methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or estimated useful life, whichever is shorter.

5.       Research and Development Costs

         The Company expenses research and development costs as incurred. Research and development costs were approximately $140,000 for the year ended January 2, 1999 and $155,000 for the year ended January 3, 1998.

6.       Income Taxes

         The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

 7.      Loss Per Share

         The Company reports earnings per share in accordance with the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

         The following are the basic and diluted earnings per share calculations for the periods presented:

                                                 January 2,          January 3,
                                                   1999                1998
                                                -----------         -----------
Loss per share
Net loss                                        $  (574,691)        $   (63,913)
                                                ===========         ===========

Weighted average shares outstanding               2,017,170           2,000,000
                                                -----------         -----------

Basic and diluted loss per share                $     (0.28)        $     (0.03)
                                                ===========         ===========


         Series A preferred stock, convertible into 1,386,666 and 1,333,333 shares of common stock, were outstanding during the fiscal years ended January 2, 1999, and January 3, 1998, respectively, which were not included in the computation of diluted earnings per share because to do so would be antidilutive.

         There were stock options outstanding at January 2, 1999, to purchase 280,000 shares of common stock which were not included in the computation of diluted earnings per share because to do so would be antidilutive.


NOTE D - ACCOUNTS RECEIVABLE

                                                             January 2,                January 3,
                                                                1999                      1998
                                                             ----------                ----------

         Trade receivables                                   $2,241,801                $3,401,519
         Retainage receivables                                  608,481                   361,124
         Allowance for doubtful accounts                       (75,000)                  (85,000)
                                                             ----------                ----------
                                                              2,775,282                 3,677,643
         Less retainage receivables due in over one year        153,021                   153,021
                                                             ----------                ----------
                                                             $2,622,261                $3,524,622
                                                             ==========                ==========

         The Company sells clarifier components to general contractors for use in building and maintaining wastewater treatment facilities operated by government municipalities. Sales of these components under contracts generally require retainage provisions which become due upon completion of the entire contract. Retainage receivables expected to be collected after one year are included in other assets in the accompanying balance sheets.

NOTE E - INVENTORIES

                                                             January 2,                January 3,
                                                                1999                      1998
                                                             ----------                ----------

         Raw materials                                       $  327,412                $  320,826
         Work-in-process                                        362,255                   356,763
         Finished goods                                         469,878                   466,613
                                                             ----------                ----------
                                                             $1,159,545                $1,144,202
                                                             ==========                ==========

         Had the FIFO method of valuing inventory been used, the value of inventories would not have been significantly different as of January 2, 1999, and January 3, 1998.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE F - PROPERTY, PLANT AND EQUIPMENT


                                           Estimated            January 2,            January 3,
                                         useful lives              1999                  1999
                                       -----------------    ------------------    ------------------
Land                                           -                  $     56,000          $     56,000
Buildings and improvements               10 - 15 years                 976,155               968,826
Machinery and equipment                   3 - 7 years                  860,612               690,935
                                                                    ----------            ----------
                                                                     1,892,767             1,715,761
   Less accumulated depreciation                                       703,944               483,599
                                                                    ----------            ----------
                                                                    $1,188,823            $1,232,162
                                                                    ==========            ==========


         Depreciation expense was $220,345 and $199,668 for the fiscal years ended January 2, 1999, and January 3, 1998, respectively.

         Machinery and equipment as of January 2, 1999, and January 3, 1998, includes $448,236 and $299,816, respectively, of equipment under capital leases, with accumulated depreciation of $192,731 and $108,576, respectively.

NOTE G - OTHER ASSETS


                                                          January 2,      January 3,
                                                             1999            1998
                                                          ----------      ----------
         Retainage receivables due in over one year        $153,021        $153,021
         Deferred financing, net                            152,773          78,749
         Patents, net                                        80,334          54,668
                                                           --------        --------
                                                           $386,128        $286,438
                                                           ========        ========

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE H - LINES OF CREDIT AND LONG-TERM DEBT

On September 30, 1998, Polychem entered into a three year loan and security agreement (the Agreement) with a commercial lender which provided to Polychem a revolving credit line up to $3,500,000 based upon eligible accounts receivable and inventory, as defined. The revolving credit line bears interest at the index rate, based on the rate for 30-day dealer paper, plus 4.75% (9.65% at January 2, 1999). The Agreement also provided for a term loan for $1,500,000, secured by real estate and equipment, with interest at the index rate plus 6.5% (11.4% at January 2, 1999). At January 2, 1999, the Company was not in compliance with certain financial covenants contained in the Agreement with respect to $2,798,632 of obligations. These instances of noncompliance were waived by the commercial lender.

At January 2, 1999, there was approximately $286,000 available for advances under the revolving line of credit.


                                                                                  January 2,    January 3,
                                                                                    1999          1998
                                                                                  ----------    ----------
Polychem term note payable to the Budd Company, interest at 8%, principal payable in quarterly installments of $81,305, commencing
March 1998 through March 2003                                                     $1,301,035    $1,626,093

Polychem note payable, interest at index rate plus 6.5% (11.4% at January 2,
1999), payable in 36 monthly installments of $25,000 plus
interest, with a final payment in September 2001                                   1,400,000            --

Polychem note payable to bank, interest at the bank's prime rate plus 1.5% (10%
at January 3, 1998), payable in 18 monthly installments of $21,155 and 41 monthly installments of $29,617 plus interest, with a
final payment in March 2000                                                               --       952,164
                                                                                  ----------    ----------
                                                                                   2,701,035     2,578,257
Less current portion                                                                 625,260       680,660
                                                                                  ----------    ----------
                                                                                  $2,075,775    $1,897,597
                                                                                  ==========    ==========

         Maturities on these obligations at January 2, 1999 are as follows:

                  2000                    $  625,260
                  2001                       625,260
                  2002                     1,125,259
                  2003                       325,256
                                          ----------
                                          $2,701,035
                                          ==========

         The carrying amounts of the Company's long-term debt approximate their fair value as of January 2, 1999, and January 3, 1998. The fair value of the Company's long-term debt is estimated using discounted cash flow analyses based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

         Interest expense of $414,123 and $266,831 on the term notes was charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE I - CAPITALIZED LEASE OBLIGATIONS

         The Company leases certain equipment under capital leases. The weighted average interest rate was 9.96% and 14.2% for the years ended January 2, 1999, and January 3, 1998, respectively. Interest expense of $23,184 and $24,553 on the capitalized lease obligations was charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively. Future minimum lease payments as of January 2, 1999, are as follows:

              1999                                          $  122,958
              2000                                              88,168
              2001                                              44,356
              2002                                              25,439
              2003                                              10,600
                                                            ----------
         Total minimum lease payments                          291,521
         Less amounts representing interest                     36,016
                                                            ----------

         Present value of future minimum lease payments        255,505
         Less current portion                                  103,744
                                                            ----------
                                                            $  151,761
                                                            ==========

NOTE J - EMPLOYEE BENEFIT PLANS

1.       Defined Contribution Plans

         Management and nonunion employees of Polychem participate in a qualified 401(k) savings plan. Participants can contribute a portion of their pretax compensation, and Polychem matches 50% of the first 4% of compensation contributed by the employee. Contributions to the plan for the years ended January 2, 1999, and January 3, 1998, were $29,093 and $30,270, respectively. Participants vest in Polychem's contributions pro rata over two to five years. At the direction of the Board of Directors, Polychem may elect to contribute a maximum of 9% of each employee's compensation, in addition to the regular match, if sufficient profits are generated. Discretionary contributions were $-0- and $93,964 for the years ended January 2, 1999, and January 3, 1998, respectively.

 2.      Defined Benefit Pension Plan

         Polychem maintains a non-contributory defined benefit pension plan for hourly union employees. The pension benefits are based on years of service and the benefit rate in effect at the date of retirement.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE J - EMPLOYEE BENEFIT PLANS - Continued

         The plan status was as follows:

                                                                                  January 2,          January 3,
                                                                                    1999                1998
                                                                                 -----------          ----------
         Change in benefit obligation
              Benefit obligation at beginning of year                             $ 2,213,711         $ 2,146,767
              Service cost                                                             31,139              28,445
              Interest cost                                                           148,996             155,221
              Actual gain                                                             120,755             102,831
              Benefits paid                                                          (185,822)           (219,553)
                                                                                  -----------          ----------

              Benefits obligation at end of year                                    2,328,779           2,213,711

         Change in plan assets
              Fair value of plan assets at beginning of year                        2,157,972           1,907,362
              Actual return on plan assets                                            316,663             470,163
              Employer contribution                                                   --                  --
              Benefits paid                                                          (185,822)           (219,553)
                                                                                  -----------          ----------

              Fair value of plan assets at end of year                              2,288,813           2,157,972
              Funded status                                                            39,966              55,739
              Unrecognized net actuarial gain                                         233,319             221,635
              Unrecognized prior service cost                                         (55,872)            (61,393)
                                                                                  -----------          ----------

              Prepaid (accrued) benefit cost                                      $   217,413         $   215,981
                                                                                  ===========         ===========

         Weighted average assumptions as of December 31
              Discount rate                                                              6.75%               7.00%
              Expected return on plan assets                                             9.00%               9.00%

         Components of net periodic benefit cost
              Service cost                                                        $   (31,139)        $   (28,445)
              Interest cost                                                          (148,996)           (155,221)
              Expected return on plan assets                                          316,663             470,163
              Amortization of prior service cost                                       (5,521)             (5,521)
              Recognized net actuarial loss                                          (132,439)           (308,375)
                                                                                  -----------          ----------

              Net periodic benefit cost                                           $    (1,432)        $   (27,399)
                                                                                 ============         ===========


3. Postretirement Life Insurance Benefits

         Polychem provides postretirement life insurance benefits to all union employees. The life insurance plan provides coverage ranging from $3,000 to $6,000 for qualifying retired employees. A discount rate of 7% was used in determining the actuarial present value of the obligations as of January 2, 1999, and January 3, 1998. The unfunded accumulated postretirement benefit obligation as of January 2, 1999, and January 3, 1998, was $20,000 and $25,782, respectively, and the net periodic postretirement benefit cost for the years ended January 2, 1999, and January 3, 1998, was immaterial.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE K - INCOME TAXES

         The components of income tax expense are as follows:

                                            January 2,         January 3,
                                               1999               1998
                                            ---------          ----------
         Current
              Federal                        $  --              $  --
              State                             --                7,240
                                             -------            -------
                                                --                7,240
                                             -------            -------
         Deferred
              Federal                        $  --              $56,333
              State                             --                 --
                                             -------            -------
                                                --               56,333
                                             -------            -------
                                                                 56,333
                                             -------            -------
                                             $  --              $63,573
                                             =======            =======

         The reconciliation of the statutory federal rate to the Company's effective income tax rate is as follows:

                                                                       January 2,       January 3,
                                                                          1999             1998
                                                                       ----------       ----------

         Statutory tax (benefit) provision                             $(195,395)        $    (116)
         State income tax provision, net of federal tax benefit             --               4,778
              Increase (decrease) in valuation allowance                 189,492            46,944
              Nondeductible expense                                        4,027             5,841
              Other                                                        1,876             6,126
                                                                       ---------         ---------
                                                                       $    --           $  63,573
                                                                       =========         =========

         Under SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

         The tax effect of temporary differences that give rise to deferred income taxes is as follows:

                                                                                   January 2,          January 3,
                                                                                     1999                1998
                                                                                  -----------         -----------
         Deferred Tax Assets
         Accruals and reserves                                                    $    25,500         $    28,900
         Inventory                                                                     62,906              49,498
         Net operating loss carryforwards                                             166,406                   -
         Valuation allowance on deferred tax asset                                   (236,436)            (46,944)
         Other                                                                         60,117              47,039
                                                                                  -----------         -----------
                                                                                  $    78,493         $    78,493
                                                                                  ===========         ===========

         At January 2, 1999, the Company had approximately $500,000 of net operating loss carryforwards expiring in 2018. A valuation allowance has been recorded to reflect a net deferred tax asset that management believes is realizable in future tax years from income from operations.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE L - COMMITMENTS AND CONTINGENCIES

1.       Operating Leases

         The Company leases certain facilities and equipment under noncancellable operating leases that expire through May 2001. Rent expense of $31,148 and $30,458 has been charged to operations for the years ended January 2, 1999, and January 3, 1998, respectively. Minimum future rental payments under leases as of January 2, 1999, are as follows:

              1999                          $  27,204
              2000                             16,695
              2001                                490
                                            ---------
                                            $  44,389
                                            =========

 2.      Litigation

         ConMat is currently a defendant in a Pennsylvania state court action filed on January 28, 1999. The plaintiff maintains that Eastwind, his former employer, breached the terms of his severance agreement, and that the sale of Polychem to ConMat was part of a conspiracy to avoid payments to him and violated Pennsylvania's Uniform Fraudulent Act. Among the other named defendants is the Chairman and Chief Executive Officer of ConMat who was the former Chief Executive Officer of Eastwind.

         Initially, the plaintiff sought a temporary restraining order and preliminary injunction seeking to set aside the sale of Polychem to ConMat. However, by Order dated February 19, 1999, the Court denied plaintiffs' request for injunctive relief. ConMat subsequently filed preliminary objections to the complaint seeking to have itself dismissed as a party to the action. The parties have completed filing briefs relating to ConMat's preliminary objections and a decision by the Court is not expected until September 1999 at the earliest.

         From time to time, ConMat and its subsidiary are parties to routine litigation which arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

NOTE M - EMPLOYMENT AGREEMENTS

          In conjunction with the Acquisition, ConMat entered into an Employment Agreement with ConMat's Chief Executive Officer and Chairman of the Board of Directors. Under the agreement, he will be paid an annual base salary ranging from $170,000 to $250,000, depending on ConMat's annual net income. As additional incentive compensation, upon executing the Employment Agreement, he received (i) 250,000 shares of common stock for an aggregate purchase price of $50,000, paid by delivery of a two-year promissory note at 5% interest; and (ii) 250,000 options to purchase shares of common stock at an exercise price of $3.00 per share (the Stock Option Award). 50,000 of the options are exercisable following registration of the underlying shares of common stock. 100,000 of the options are exercisable following registration of the underlying common stock if ConMat realizes $750,000 in pre-tax income during a fiscal year. The remaining 100,000 options are exercisable following registration of the underlying shares of common stock if ConMat realizes $1,000,000 in pre-tax income during a fiscal year. All of the options expire ten years from the grant date and are immediately exercisable upon a merger, sale of assets, or other transaction resulting in a change of control in which the holders of shares of common stock receive not less than $5.00 per share.

         The Stock Option Award is accounted for under Accounting Principles Board (APB) Opinion No. 25 and related interpretations. Had compensation cost for the options been determined based on the fair value of the options on the grant date consistent with the method of SFAS No. 123, Accounting for Stock Based Compensation, the Company's net loss per share for the fiscal year ended January 2, 1999, would not be materially different from the amount reported.

                    ConMat Technologies, Inc. and Subsidiary

                       January 2, 1999 and January 3, 1998


NOTE N - INDUSTRY SEGMENT AND FOREIGN SALES INFORMATION

         Management has determined that it operates in one industry segment (see note A).

         For the year ended January 2, 1999, Polychem's sales to foreign customers were approximately $2,826,505, or 31.2% of consolidated net sales, and consist of sales to customers in Asia (15.2%), Europe (11.0%), and North America (5.0%). Receivables from these customers were approximately $339,096 as of January 2, 1999.

         For the year ended January 3, 1998, Polychem's sales to foreign customers were approximately $2,722,000, or 22.4% of consolidated net sales, and consist of sales to customers in Asia (3.6%), Europe (10.7%), and North America (8.1%).

================================================================================


                             -----------------------

                             Up to 3,258,333 Shares

                                 of Common Stock
                             -----------------------

                            ConMat Technologies, Inc.

                             -----------------------


                             -----------------------

                                   PROSPECTUS
                             -----------------------

                              November ____ , 1999
                             -----------------------

You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. The information in this prospectus may not be accurate beyond the date indicated above, regardless of when this prospectus is delivered or when the securities described in this prospectus are sold. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.          Indemnification of Directors and Officers

ConMat's charter provides that to the fullest extent permitted by law, no director or officer of ConMat shall be personally liable to ConMat or its stockholders for damages for breach of any duty owed to ConMat or its stockholders and that ConMat may, in its by-laws or in any resolution of its stockholders or directors, undertake to indemnify the officers and directors of ConMat against any contingency or peril as may be determined to be in the best interests of ConMat, and in conjunction therewith, to procure, at ConMat's expense, policies of insurance. Florida law, under which ConMat is incorporated, allows a corporation to indemnify its directors and officers if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in , or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. ConMat maintains a director and officer liability insurance policy covering each of ConMat's directors and executive officers.

Item 25.          Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the shares of common stock offered hereby, other than underwriting discounts and commissions:

          Registration Fee--Securities and Exchange Commission        $ 4,131
         *Accountants' fees and expenses .....................        $ 2,000
         *Legal fees and expenses ............................        $ 7,500
         *Printing and EDGAR expenses ........................        $ 2,000
         *Miscellaneous ......................................        $ 1,000
                                                                      -------
                  Total ......................................        $16,631
                                                                      =======
------------------
* Estimate

Item 26.          Recent Sales of Unregistered Securities

In connection with the acquisition of Polychem on December 8, 1998 and pursuant to Section 4(2) of the Securities Act, ConMat issued (i) 1,000,000 shares of common stock to Eastwind, (ii) 1,386,666 shares of series A convertible preferred stock to Eastwind and Paul A. DeJuliis, (iii) 166,667 shares of series B convertible preferred stock and warrants to purchase 196,667 shares of common stock to Mentor Special Situation Fund, L.P.

On December 10, 1998, Paul A. DeJuliis, President and Chief Executive Officer of ConMat, purchased 250,000 shares of common stock at a purchase price of $50,000, paid by delivery to ConMat of Mr. DeJuliis' promissory note in that amount. The note has a maturity date of December 10, 2000, bears interest at 5% per annum and is secured by a pledge of the purchased shares.

Item 27.          Exhibits

         The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-B.

Exhibit
Number     Description
------     -----------

3.1        Articles of Incorporation of ConMat Technologies, Inc.
3.2        By-laws of ConMat Technologies, Inc.*
4.1        Specimen common stock certificate.*
4.2        Specimen series A preferred stock certificate.*
4.3        Specimen series B preferred stock certificate.*
4.5        Series A warrant from ConMat to Mentor Special Situation Fund, L.P. dated December 8, 1998.*
4.6        Series B warrant from ConMat to Mentor Management Company dated December 8, 1998.*
4.8        Option Agreement between ConMat and Paul A. DeJuliis dated December 8, 1998.*
5          Legal Opinion of Atlas, Pearlman, Trop & Borkson, PA***
10.1       Employment Agreement between ConMat and Paul A. DeJuliis dated December 8, 1998.*
10.2       Loan and Security Agreement between Polychem and General Electric Capital Corporation dated September
           30, 1998.*
10.3       $3,500,000 Revolving Credit Note payable by Polychem to General Electric Capital Corporation dated
           September 30, 1998.*
10.4       $1,500,000 Term Note payable by Polychem to General Electric Capital Corporation dated September 30,
           1998.*
10.5       Stock Pledge Agreement between ConMat and General Electric Capital Corporation dated December 8,
           1998.*
10.6       Guarantee dated December 8, 1998 between ConMat and General Electric Capital Corporation.*
10.7       Waiver and Amendment Agreement among General Electric Capital Corporation, ConMat, Polychem and
           Eastwind.*
10.8       $1,626,294 Term Note payable by Polychem to The Budd Company dated March 10, 1995.*
10.9       Mortgage and Security Agreement between Polychem and General Electric Capital Corporation.*
10.10      Share Exchange Agreement between ConMat and Eastwind dated December 8, 1996.**
10.11      Eastwind Stockholder Trust Agreement between Eastwind and Paul A. DeJuliis dated December 7, 1998.**
10.12      Waiver and Amendment Agreement between General Electric Capital Corporation and Polychem dated
           August 25, 1999.**
10.13      Amended and Restated Term Note dated August 25, 1999 payable by Polychem to General Electric Capital
           Corporation.**
10.14      Amended and Restated Revolving Credit Note dated August 25, 1999 payable by Polychem to General
           Electric Capital Corporation.**
10.15      Guarantor Reaffirmation Agreement dated August 25, 1999 between ConMat and General Electric Capital
           Corporation.**
10.16      Balloon Mortgage Note dated August 25, 1999 payable to Public School Employes' Retirement Board by
           Polychem.**
10.17      Open End Mortgage and Security Agreement between Polychem and Public School Employes' Retirement
           Board dated August 24, 1999.**
10.18      Loan Guaranty and Suretyship Agreement between Polychem and Public School Employes' Retirement
           Board dated August 24, 1999.**
10.19      Mortgagee's Waiver and Consent dated August 25, 1999 between Public School Employes' Retirement
           System, Polychem and General Electric Capital Corporation.**
11         Computation of Per Share Earnings (included in Financial Statements on Pages F-5, F-12 and F-13).
21         Subsidiaries of ConMat.

23.1       Consent of Atlas, Pearlman, Trop & Borkson (included in Exhibit 5).
23.2       Consent of Grant Thornton LLP.
24         Power of Attorney (included on signature page).

----------
* Incorporated by reference to Form 10-SB file no. 0-30114 filed April 27, 1999 and Amendment No. 1 filed June 16, 1999.

**Incorporated by reference to Amendment No. 1 to Form 10-SB file no. 0-30166 filed August 30, 1999.

***To be filed by amendment.

Item 28.  Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10 (a) (3) of the Securities Act; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement, and (iii) include any additional or changed material information with respect to the plan of distribution.

2. That for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That for the purpose of determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4), or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania, on November 26, 1999.



                               CONMAT TECHNOLOGIES, INC.


                               By:    /s/ Paul A. DeJuliis
                                      ------------------------------------------
                                      Paul A. DeJuliis, Chairman of the Board of
                                      Directors and Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul A. DeJuliis and William J. Crighton, and either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 26, 1999.

Signature                                 Title
---------                                 -----


/s/ Paul A. DeJuliis                      Chairman of the Board of Directors and
-------------------------                 Chief Executive Officer
Paul A.  DeJuliis


/s/ Theodore R. Rutkowski
-------------------------
Theodore R. Rutkowski                     President and a Director

/s/ Edward F. Sager, Jr.
-------------------------
Edward F. Sager, Jr.                      Director

                                  Exhibit Index
Exhibit
Number        Description
------        -----------

3.1           Articles of Incorporation of ConMat Technologies, Inc.
23.2          Consent of Grant Thornton LLP.